1933 Act File No.: 333-283246

1940 Act File No.: 811-21056

CIK No.: 2015641

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 3

to

REGISTRATION STATEMENT

ON

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2264

B.	Name of depositor:	Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Scott Colyer	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	320 South Canal Street, 27th Floor
Monument, Colorado 80132	Chicago, Illinois 60606

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on February 25, 2025 at 10:00 a.m. pursuant to Rule 487.

Prospectus

February 25, 2025

As with any investment, the Securities and
Exchange Commission has not approved or
disapproved of these securities or passed
upon the adequacy or accuracy of this
prospectus. Any contrary representation is
a criminal offense.

Blue Chip Portfolio, Series 2025-1Q

Bulldog International Portfolio, Series 2025-1Q —
A Cyrus J. Lawrence LLC (“CJL”) Portfolio

Cohen & Steers California Municipal Closed-End Portfolio,
Series 2025-1

Dividend Advantage Portfolio, Series 2025-1Q

Dividend Sustainability Portfolio, Series 2025-1Q

The Dow® Value Ten Portfolio, Series 2025-1Q

Strategic High 80 Dividend Portfolio, Series 2025-1Q

Ubiquitous Strategy Portfolio — 15 Month, Series 2025-1Q,
A Pence Capital Management, LLC Portfolio

WCA Rising Dividend Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)

2	Investment Summary

As described in greater detail under “Understanding Your Investment—How to Sell Your Units”, you may sell or redeem your units on any business day the New York Stock Exchange is open. Unitholders who sell or redeem units prior to the trust’s termination date will not receive the full benefit of the trust’s intended term and investment strategy, will not receive additional distributions of income, and may receive more or less at sale or redemption than they would have received if units were held to the trust’s mandatory termination date. The sale and redemption price a unitholder will receive is equal to the net asset value per unit, provided that a unitholder will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. You pay any remaining deferred sales fee when you sell or redeem units. As described in greater detail under “Understanding Your Investment—How to Buy Units”, the net asset value per unit for these purposes is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The value of securities for this purpose is generally determined using the last sales price for securities traded on a national securities exchange. If a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate, securities will be priced based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.

The trust will make distributions of its investment income received from the underlying portfolio securities (pro-rated on an annual basis) net of the trust’s operating expenses on a quarterly basis as described in greater detail under “Understanding Your Investment—Distributions”. The trust pays these distributions on the 25th of January, April, July and October to unitholders of record as of the 10th of such month. Additional information about how distributions are made is described under “Understanding Your Investment—Distributions”.

Blue Chip Portfolio

The Trust

 The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust is designed to have:

•a term of approximately 15 months;

•an inception date of February 25, 2025; and

•a termination date of May 20, 2026.

When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover, (2) receive an in-kind distribution of securities or (3) receive a cash distribution. The amount distributed to unitholders at the termination of the trust will be based on the proceeds from liquidation of the trust’s assets at termination. If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time and paying sales fees annually may cause investors to under-perform similar products that are perpetual in nature and do not require rollovers with additional sales fees and applicable expenses. While we intend to make subsequent trust series available for sale at various times during the year, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. Additional information about unitholders options at the trust termination and the termination of the trust is available under “Understanding Your Investment—How to Sell Your Units--Rollover Option” and “Understanding Your Investment—How the Trust Works—Termination of Your Trust.”

Investment Summary	3

with strong reputations for providing high quality goods and services. We base our final selections on economic sector, financial strength, past earnings and revenue growth trends, projected earnings and revenue growth as well as current valuation.

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

The trust is not a managed fund. Unlike a managed fund, the trust is designed to have a defined portfolio that remains relatively fixed during the trust’s life. While the trust is designed to have a relatively fixed portfolio, it may buy and sell securities under limited circumstances as described below under “Understanding Your Investment—How the Trust Works—Changing Your Portfolio”. However, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. If the trust receives securities or cash in exchange for securities held by the trust during the trust’s life (e.g., in the event of a merger or other corporate action), cash received will be deposited into the trust and securities received will either be sold or deposited into the trust. Where securities received as part of a merger or other corporate action are sold, they will be sold at the prevailing market price and the proceeds will be deposited in the trust. Any cash received by the trust for these transactions will be distributed in the same manner as described above and in greater detail under “Understanding Your Investment—Distributions”.

Investment Objective

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust seeks to provide above average total return primarily through capital appreciation by investing in a portfolio of common stocks of companies that we* consider to be “blue chip” companies.

In selecting the stocks, we begin with a universe of well-known and established domestic companies that have market capitalizations in excess of five billion dollars. We then eliminate companies that we believe are not market leaders

*“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

4	Investment Summary

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•We do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

Investment Summary	5

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.13%	$1.24
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.23%	$2.24

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments with the first installment commencing on June 20, 2025, the second installment on July 20, 2025 and the final installment on August 20, 2025. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$259
3 years	$794
5 years	$1,356
10 years	$2,883

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Who Should Invest

You should consider this investment if you want:

•to own a defined portfolio of stocks of larger, established companies.

•the potential for capital appreciation.

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in common stocks.

•seek high current income or capital preservation.

Essential Information
Unit price at inception	$10.0000
Inception date	February 25, 2025
Termination date	May 20, 2026
Distribution dates	25th day of January, April, July and October
Record dates	10th day of January, April, July and October
CUSIP Numbers
Standard Accounts
Cash distributions	00782X465
Reinvest distributions	00782X473
Fee Based Accounts
Cash distributions	00782X481
Reinvest distributions	00782X499
Ticker Symbol	BCPAZX
Minimum investment	$1,000/100 units
Tax StructureRegulated Investment Company

Blue Chip Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)
Portfolio
As of the trust inception date, February 25, 2025

(Continued)

6	Investment Summary

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — 100.00%

		Communication Services — 9.93%
51	GOOGL	Alphabet, Inc.	2.49%	$179.25	$9,142
14	META	Meta Platforms, Inc.	2.54	668.13	9,354
9	NFLX	Netflix, Inc. (3)	2.42	988.47	8,896
34	TMUS	T-Mobile US, Inc.	2.48	268.13	9,116

		Consumer Discretionary — 9.99%
43	AMZN	Amazon.com, Inc. (3)	2.49	212.71	9,147
180	CMG	Chipotle Mexican Grill, Inc. (3)	2.51	51.21	9,218
33	MAR	Marriott International, Inc.	2.48	276.76	9,133
76	TJX	The TJX Companies, Inc.	2.51	121.47	9,232

		Consumer Staples — 5.03%
9	COST	Costco Wholesale Corporation	2.53	1,035.60	9,320
98	WMT	Walmart, Inc.	2.50	93.67	9,180

		Energy — 5.01%
185	OXY	Occidental Petroleum Corporation	2.51	49.86	9,224
653	PR	Permian Resources Corporation	2.50	14.06	9,181

		Financials — 12.58%
62	APO	Apollo Global Management, Inc.	2.49	147.87	9,168
117	C	Citigroup, Inc.	2.50	78.54	9,189
40	FI	Fiserv, Inc. (3)	2.52	232.09	9,284
15	GS	The Goldman Sachs Group, Inc.	2.55	626.14	9,392
34	PGR	The Progressive Corporation	2.52	272.63	9,269

		Health Care — 9.92%
45	ABBV	AbbVie, Inc.	2.50	204.08	9,184
10	LLY	Eli Lilly & Company	2.40	881.40	8,814
24	SYK	Stryker Corporation	2.53	387.92	9,310
19	VRTX	Vertex Pharmaceuticals, Inc. (3)	2.49	481.65	9,151

		Industrials — 10.03%
45	CTAS	Cintas Corporation	2.49	203.35	9,151
29	GEV	GE Vernova, Inc.	2.49	315.91	9,161
40	RSG	Republic Services, Inc.	2.53	232.71	9,308
74	RTX	RTX Corporation	2.52	125.43	9,282

Investment Summary	7

Blue Chip Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)
Portfolio (continued)
As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — (continued)

		Information Technology — 22.45%
137	APH	Amphenol Corporation	2.50%	$67.13	$9,197
37	AAPL	Apple, Inc.	2.49	247.10	9,143
99	ANET	Arista Networks, Inc. (3)	2.49	92.69	9,176
43	AVGO	Broadcom, Inc.	2.43	207.93	8,941
23	MSFT	Microsoft Corporation	2.53	404.00	9,292
70	NVDA	NVIDIA Corporation	2.48	130.28	9,120
54	ORCL	Oracle Corporation	2.50	169.96	9,178
30	CRM	Salesforce, Inc.	2.51	308.32	9,250
10	NOW	ServiceNow, Inc. (3)	2.52	927.58	9,276

		Materials — 5.06%
211	NEM	Newmont Corporation	2.53	44.04	9,292
27	SHW	The Sherwin-Williams Company	2.53	343.87	9,284

		Real Estate — 4.97%
10	EQIX	Equinix, Inc.	2.47	909.01	9,090
61	WELL	Welltower, Inc.	2.50	150.64	9,189

		Utilities — 5.03%
108	ETR	Entergy Corporation	2.51	85.29	9,211
131	NEE	NextEra Energy, Inc.	2.52	70.80	9,275

			100.00%		$367,720

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurement”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $367,720 and $0, respectively.

(3)This is a non-income producing security.

8	Investment Summary

Bulldog International Portfolio

The Trust

The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust is designed to have:

•a term of approximately 15 months;

•an inception date of February 25, 2025; and

•a termination date of May 20, 2026.

When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover, (2) receive an in-kind distribution of securities or (3) receive a cash distribution. The amount distributed to unitholders at the termination of the trust will be based on the proceeds from liquidation of the trust’s assets at termination. If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time and paying sales fees annually may cause investors to under-perform similar products that are perpetual in nature and do not require rollovers with additional sales fees and applicable expenses. While we intend to make subsequent trust series available for sale at various times during the year, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. Additional information about unitholders options at the trust termination and the termination of the trust is available under “Understanding Your Investment—How to Sell Your Units--Rollover Option” and “Understanding Your Investment—How the Trust Works—Termination of Your Trust.”

As described in greater detail under “Understanding Your Investment—How to Sell Your Units”, you may sell or redeem your units on any business day the New York Stock Exchange is open. Unitholders who sell or redeem units prior to the trust’s termination date will not receive the full benefit of the trust’s intended term and investment strategy, will not receive additional distributions of income, and may receive more or less at sale or redemption than they would have received if units were held to the trust’s mandatory termination date. The sale and redemption price a unitholder will receive is equal to the net asset value per unit, provided that a unitholder will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. You pay any remaining deferred sales fee when you sell or redeem units. As described in greater detail under “Understanding Your Investment—How to Buy Units”, the net asset value per unit for these purposes is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The value of securities for this purpose is generally determined using the last sales price for securities traded on a national securities exchange. If a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate, securities will be priced based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.

The trust will make distributions of its investment income received from the underlying portfolio securities (pro-rated on an annual basis) net of the trust’s operating expenses on a semi-annual basis as described in greater detail under “Understanding Your Investment—Distributions”. The trust pays these distributions on the 25th of June and December to unitholders of record as of the 10th of such month. Additional information about how distributions are made is described under “Understanding Your Investment—Distributions”.

Investment Summary	9

Bulldogs are defined by the Portfolio Consultant as companies who have all or some combination of the following attributes:

1)have a highly motivated management teams focused on market share dominance,

2)are cutting edge in terms of economies of scale, product or service differentiation, and innovation or patents,

3)demonstrate what the Portfolio Consultant defines as “competitive duration”: a sustainable competitive edge,

4)can drive superior unit growth versus its competitors,

5)are good at managing unit cost,

6)have the ability to demonstrate superior pricing power for its products or services, and

7)have strong balance sheets and do not hesitate to use them to gain market share via acquisitions or provide favorable customer financing.

Stock selection for the trust’s portfolio included analyzing factors such as: country risk, market capitalization, economic sector performance, revenue growth, earnings growth, balance sheet strength and relative valuation. In selecting stocks for the portfolio, the Portfolio Consultant sought reasonable diversification amongst issuers and only considered companies with a market capitalization of $10 billion or more as of the trust’s inception. Of course, as with any similar investment, there can be no assurance that the objective of the trust will be achieved.

Under normal market conditions, the trust will invest at least 40% of its total assets in foreign common stocks. For this purpose, foreign common stocks include common stocks issued by issuers (1) organized outside of the U.S., (2) with headquarters or principal places of business located outside the U.S. or (3) doing a substantial amount

The trust is not a managed fund. Unlike a managed fund, the trust is designed to have a defined portfolio that remains relatively fixed during the trust’s life. While the trust is designed to have a relatively fixed portfolio, it may buy and sell securities under limited circumstances as described below under “Understanding Your Investment—How the Trust Works—Changing Your Portfolio”. However, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. If the trust receives securities or cash in exchange for securities held by the trust during the trust’s life (e.g., in the event of a merger or other corporate action), cash received will be deposited into the trust and securities received will either be sold or deposited into the trust. Where securities received as part of a merger or other corporate action are sold, they will be sold at the prevailing market price and the proceeds will be deposited in the trust. Any cash received by the trust for these transactions will be distributed in the same manner as described above and in greater detail under “Understanding Your Investment—Distributions”.

Investment Objective

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust seeks to achieve its objective by investing in a portfolio of stocks selected by Cyrus J. Lawrence LLC (the “Portfolio Consultant”). The Portfolio Consultant considered stocks of companies for inclusion in the trust’s portfolio that it defines as “Bulldogs” and are organized or headquartered outside of the United States. The Portfolio Consultant believes that these so-called Bulldogs have the potential to take advantage of the current global economic landscape.

10	Investment Summary

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•Securities of foreign companies held by the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, differing regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

•The trust is concentrated in securities issued by companies in the financials sector. Negative developments in the financials sector will affect the value of your investment more than would be the case in a more diversified investment.

•We* do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

Portfolio Consultant

The Portfolio Consultant, Cyrus J. Lawrence LLC, is a registered investment adviser formed in November 2014. It operates under the trade name C.J. Lawrence®. Pursuant to an asset purchase agreement signed on January 22, 2025, Apollon Wealth Management, LLC will acquire the assets related to the investment advisory business of Cyrus J. Lawrence LLC (the “Transaction”). The Transaction is expected to be completed on or around February 26, 2025, subject to customary closing conditions, including obtaining necessary client consents. There will be no change in any trust’s investment objective or principal investment strategy in connection with the Transaction.

of business outside the U.S. (either 50% or more of the issuer’s assets are located outside the U.S. or 50% or more of the issuer’s revenues are derived outside the U.S.). Foreign common stocks may include investments in ADRs and other depositary receipts.

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

* “AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary	11

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and make recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

12	Investment Summary

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90
Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.22%	$2.14
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.32%	$3.14

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments with the first installment commencing on June 20, 2025, the second installment on July 20, 2025 and the final installment on August 20, 2025. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$268
3 years	$821
5 years	$1,400
10 years	$2,967

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Who Should Invest

You should consider this investment if you want:

•to own a defined portfolio of stocks of foreign companies.

•the potential for total return primarily through capital appreciation.

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment primarily consisting of stocks of foreign companies.

•are uncomfortable with the trust’s strategy.

•seek capital preservation or income as a primary objective.

Essential Information
Unit price at inception	$10.0000
Inception date	February 25, 2025
Termination date	May 20, 2026
Distribution dates	25th day of June and December
Record dates	10th day of June and December
CUSIP Numbers
Standard Accounts
Cash distributions	00782X507
Reinvest distributions	00782X515
Fee Based Accounts
Cash distributions	00782X523
Reinvest distributions	00782X531
Ticker Symbol	BDIANX
Minimum investment	$1,000/100 units
Tax StructureRegulated Investment Company

(Continued)

Investment Summary	13

Bulldog International Portfolio, Series 2025-1Q —
A Cyrus J. Lawrence LLC (“CJL”) Portfolio

(Advisors Disciplined Trust 2264)
Portfolio
As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — 100.00%

		Communication Services — 3.34%
182	DTEGY	Deutsche Telekom AG (3)	3.34%	$36.18	$6,585

		Consumer Discretionary — 6.73%
51	BABA	Alibaba Group Holding Limited (3)	3.34	129.04	6,581
3	MELI	MercadoLibre, Inc. (4)	3.39	2,223.35	6,670

		Financials — 36.60%
195	ALIZY	Allianz SE (3)	3.33	33.64	6,560
170	AXAHY	AXA SA (3)	3.34	38.63	6,567
1,065	SAN	Banco Santander SA (3)	3.32	6.14	6,539
432	BCS	Barclays PLC (3)	3.32	15.11	6,528
177	BNPQY	BNP Paribas SA (3)	3.34	37.14	6,574
112	BAM	Brookfield Asset Management Limited (3)	3.30	58.06	6,503
257	DBOEY	Deutsche Boerse AG (3)	3.33	25.50	6,552
118	HSBC	HSBC Holdings PLC (3)	3.34	55.70	6,573
591	NU	NU Holdings Limited/Cayman Islands (3) (4)	3.31	11.02	6,513
432	SMFG	Sumitomo Mitsui Financial Group, Inc. (3)	3.34	15.20	6,566
196	UBS	UBS Group AG (3)	3.33	33.47	6,560

		Health Care — 10.05%
88	AZN	AstraZeneca PLC (3)	3.34	74.69	6,573
283	FMS	Fresenius Medical Care AG (3)	3.35	23.31	6,597
73	NVO	Novo Nordisk A/S (3)	3.36	90.59	6,613

		Industrials — 20.05%
153	EADSY	Airbus SE (3)	3.33	42.80	6,548
337	CODYY	Cie de Saint-Gobain SA (3)	3.35	19.58	6,598
33	RNMBY	Rheinmetall AG (3)	3.37	201.30	6,643
132	SBGSY	Schneider Electric SE (3)	3.34	49.79	6,572
58	SIEGY	Siemens AG (3)	3.34	113.26	6,569
113	SMNEY	Siemens Energy AG (3) (4)	3.32	57.80	6,531

		Information Technology — 10.01%
9	ASML	ASML Holding N.V. (3)	3.37	735.96	6,624
23	SAP	SAP SE (3)	3.33	284.55	6,545
34	TSM	Taiwan Semiconductor Manufacturing Company Limited (3)	3.31	191.65	6,516

(Continued)

14	Investment Summary

Bulldog International Portfolio, Series 2025-1Q —
A Cyrus J. Lawrence LLC (“CJL”) Portfolio

(Advisors Disciplined Trust 2264)
Portfolio (continued)
As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — (continued)

		Materials — 9.88%
65	CRH	CRH PLC (3)	3.31%	$100.36	$6,523
230	HDLMY	Heidelberg Materials AG (3) (4)	3.31	28.33	6,515
14	LIN	Linde PLC (3)	3.26	458.53	6,419

		Utilities — 3.34%
516	EONGY	E.ON SE (3)	3.34	12.73	6,569

			100.00%		$196,826

Investment Summary	15

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities. The value of each security is based on the evaluation of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. Accounting Standards Codification 820, “Fair Value Measurement” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2:  Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Certain securities traded on non-U.S. exchanges may be valued using indications of fair value provided by an independent pricing service to reflect any significant market movements between the time the trust values such securities and the earlier closing of such non-U.S. markets. Such fair valuations are categorized as Level 2 in the fair value hierarchy.

Level 3:  Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Common Stocks	$196,826	$—	$—

(2)The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $197,016 and $(190), respectively.

(3)This is a security issued by a foreign company.

Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

Canada	3.30%
Cayman Islands	6.65%
Denmark	3.36%
France	13.37%
Germany	33.36%
Ireland	6.57%
Japan	3.34%
Netherlands	6.70%
Spain	3.32%
Switzerland	3.33%
Taiwan	3.31%
United Kingdom	10.00%
United States	3.39%

(4)This is a non-income producing security.

16	Investment Summary

As described in greater detail under “Understanding Your Investment—How to Sell Your Units”, you may sell or redeem your units on any business day the New York Stock Exchange is open. Unitholders who sell or redeem units prior to the trust’s termination date will not receive the full benefit of the trust’s intended term and investment strategy, will not receive additional distributions of income, and may receive more or less at sale or redemption than they would have received if units were held to the trust’s mandatory termination date. The sale and redemption price a unitholder will receive is equal to the net asset value per unit, provided that a unitholder will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. You pay any remaining deferred sales fee when you sell or redeem units. As described in greater detail under “Understanding Your Investment—How to Buy Units”, the net asset value per unit for these purposes is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The value of securities for this purpose is generally determined using the last sales price for securities traded on a national securities exchange. If a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate, securities will be priced based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.

The trust will make distributions of its investment income received from the underlying portfolio securities (pro-rated on an annual basis) net of the trust’s operating expenses on a monthly basis as described in greater detail under “Understanding Your Investment—Distributions”. The trust pays these distributions on the 25th of each month to unitholders of record as of the 10th of such month. Additional information about how distributions are made is described under “Understanding Your Investment—Distributions”.

The trust is not a managed fund. Unlike a managed fund, the trust is designed to have a

Cohen & Steers California Municipal Closed-End Portfolio

The Trust

The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust is designed to have:

•a term of approximately two years;

•an inception date of February 25, 2025; and

•a termination date of February 4, 2027.

When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover, (2) receive an in-kind distribution of securities or (3) receive a cash distribution. The amount distributed to unitholders at the termination of the trust will be based on the proceeds from liquidation of the trust’s assets at termination. If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time and paying sales fees annually may cause investors to under-perform similar products that are perpetual in nature and do not require rollovers with additional sales fees and applicable expenses. While we intend to make subsequent trust series available for sale at various times during the year, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. Additional information about unitholders options at the trust termination and the termination of the trust is available under “Understanding Your Investment—How to Sell Your Units—Rollover Option” and “Understanding Your Investment—How the Trust Works—Termination of Your Trust.”

Investment Summary	17

portfolio diversification and advisor experience. The Portfolio Consultant uses a disciplined investment methodology to select the funds for inclusion in the trust. The Portfolio Consultant begins by constructing a universe of funds that have a stated investment objective in line with the trust’s investment objective and that the fund advisor appears to be adhering to. From this universe the Portfolio Consultant selects the final securities by utilizing a multi-factor approach based on the following factors:

•Premium/Discount—It favors funds that are trading at a valuation discount to either their peers, sector or historic average.

•Dividend—It favors funds that have a history of consistent and/or competitive relative dividends and that appear to possess the ability to keep the current dividend level intact.

•Performance—It favors funds that have a history of performance on either market price or net asset value that make them relatively attractive when compared to their peers or relevant benchmark.

None of the funds in the portfolio are classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in California municipal bonds. The closed-end funds invest primarily in municipal bonds that pay interest that is exempt from regular federal and California income tax, however, income from these bonds may be subject to the federal alternative minimum tax on individuals and a portion of the income could be derived from non-California bonds and be taxable to California residents.

Units are available for sale only in California.

defined portfolio that remains relatively fixed during the trust’s life. While the trust is designed to have a relatively fixed portfolio, it may buy and sell securities under limited circumstances as described below under “Understanding Your Investment—How the Trust Works—Changing Your Portfolio”. However, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. If the trust receives securities or cash in exchange for securities held by the trust during the trust’s life (e.g., in the event of a merger or other corporate action), cash received will be deposited into the trust and securities received will either be sold or deposited into the trust. Where securities received as part of a merger or other corporate action are sold, they will be sold at the prevailing market price and the proceeds will be deposited in the trust. Any cash received by the trust for these transactions will be distributed in the same manner as described above and in greater detail under “Understanding Your Investment—Distributions”.

Investment Objective

The trust seeks to provide interest income exempt from federal and California income taxes for California residents with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust seeks to provide income exempt from federal and California income taxes with capital appreciation potential by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as “closed-end funds” and referred to herein as “funds”) that invest primarily in municipal bonds issued primarily by California issuers.

In selecting these closed-end funds, Cohen & Steers Capital Management, Inc. (the “Portfolio Consultant”) considered factors such as historical returns, income potential, potential future growth,

18	Investment Summary

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

•An issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact the ability of borrowers to make principal or interest payments on securities, when due.

•The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•The trust invests in shares of closed-end funds. You should understand the section titled “Closed-End Funds” before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

•The closed-end funds held by the trust invest in California municipal bonds. Municipal bonds are debt obligations issued by state and local governments or by their political subdivisions or authorities. States, local governments and municipalities issue municipal bonds to raise money for various public purposes such as building public facilities, refinancing outstanding obligations and financing general operating expenses. These bonds include general obligation bonds, which are backed by the full faith and credit of the issuer and may be repaid from any revenue source, and revenue bonds, which may be repaid only from the revenue of a specific facility or source. Because the funds held in the trust are concentrated in bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states. Among other things, inflation, interest rate changes, international unrest (including the ongoing wars in Gaza and the Ukraine) and public health crises, may adversely impact state and political subdivisions’ ability to make payments on debt obligations when due and may negatively impact the value of bonds issued by such state and political subdivisions.

Investment Summary	19

suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant also may issue reports and make recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

•A portion of distributions from the trust may be subject to the alternative minimum tax. While distributions from the trust are generally exempt from federal and California income taxes, a portion of such distributions may be taken into account in computing the federal alternative minimum tax on individuals.

•We* do not actively manage the portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

Portfolio Consultant

The Portfolio Consultant, Cohen & Steers Capital Management, Inc., is a registered investment adviser. Founded in 1986, the Portfolio Consultant is a global investment manager specializing in liquid real assets, including real estate securities, listed infrastructure, commodities and natural resource equities, as well as preferred securities and other income solutions. As of January 31, 2025, the Portfolio Consultant had $86.4 billion in assets under management. The Portfolio Consultant manages separate account portfolios for institutional investors, including some of the world’s largest pension funds and endowments.

In addition, the Portfolio Consultant manages open- and closed-end funds for both retail and institutional investors. The Portfolio Consultant is among the largest real estate investment trust (“REIT”) managers in the U.S. and employs a significant research and trading staff. Many investors have come to view the Portfolio Consultant as an important source for income-oriented investment products.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or

* “AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

20	Investment Summary

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.23%	$2.21
Supervisory, evaluation and administration fees	0.10	1.00
Closed-end fund expenses	3.27	31.68
Total	3.60%	$34.89

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit and is paid in three installments with the first installment commencing on August 20, 2025, the second installment on September 20, 2025 and the final installment on October 20, 2025. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee. The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust’s annual operating expenses above to illustrate the impact of these expenses.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$673
2 years (approximate life of trust)	$1,025

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Who Should Invest

You should consider this investment if you want:

•to own securities representing interests in managed funds that invest primarily in California municipal bonds.

•the potential to receive monthly distributions of federal and California tax-exempt income.

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in closed-end funds that invest primarily in California municipal bonds.

•seek capital appreciation as a primary objective.

Essential Information
Unit price at inception	$10.0000

Inception date	February 25, 2025
Termination date	February 4, 2027

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00783A480
Reinvest distributions	00783A498
Fee Based Accounts Cash distributions	00783A506
Reinvest distributions	00783A514

Ticker Symbol	CACBHX

Minimum investment	$1,000/100 units

Tax Structure	Grantor Trust

Investment Summary	21

Cohen & Steers California Municipal Closed-End Portfolio, Series 2025-1

(Advisors Disciplined Trust 2264)
Portfolio
As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Closed-End Funds — 100.00%
1,966	BFZ	BlackRock California Municipal Income Trust	14.97%	$11.34	$22,294
2,365	MUC	BlackRock MuniHoldings California Quality Fund, Inc.	17.44	10.98	25,967
1,588	EVM	Eaton Vance California Municipal Bond Fund	9.97	9.35	14,848
2,035	VCV	Invesco California Value Municipal Income Trust	15.11	11.06	22,507
1,174	NKX	Nuveen California AMT-Free Quality Municipal Income Fund	10.01	12.70	14,910
1,733	NCA	Nuveen California Municipal Value Fund	9.97	8.57	14,852
2,294	NAC	Nuveen California Quality Municipal Income Fund	17.53	11.38	26,106
1,261	PCK	PIMCO California Municipal Income Fund II	5.00	5.90	7,440

			100.00%		$148,924

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurement”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,924 and $0, respectively.

22	Investment Summary

As described in greater detail under “Understanding Your Investment—How to Sell Your Units”, you may sell or redeem your units on any business day the New York Stock Exchange is open. Unitholders who sell or redeem units prior to the trust’s termination date will not receive the full benefit of the trust’s intended term and investment strategy, will not receive additional distributions of income, and may receive more or less at sale or redemption than they would have received if units were held to the trust’s mandatory termination date. The sale and redemption price a unitholder will receive is equal to the net asset value per unit, provided that a unitholder will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. You pay any remaining deferred sales fee when you sell or redeem units. As described in greater detail under “Understanding Your Investment—How to Buy Units”, the net asset value per unit for these purposes is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The value of securities for this purpose is generally determined using the last sales price for securities traded on a national securities exchange. If a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate, securities will be priced based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.

The trust will make distributions of its investment income received from the underlying portfolio securities (pro-rated on an annual basis) net of the trust’s operating expenses on a monthly basis as described in greater detail under “Understanding Your Investment—Distributions”. The trust pays these distributions on the 25th of each month to unitholders of record as of the 10th of such month. Additional information about how distributions are made is described under “Understanding Your Investment—Distributions”.

Dividend Advantage Portfolio

The Trust

 The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust is designed to have:

•a term of approximately 15 months;

•an inception date of February 25, 2025; and

•a termination date of May 20, 2026.

When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover, (2) receive an in-kind distribution of securities or (3) receive a cash distribution. The amount distributed to unitholders at the termination of the trust will be based on the proceeds from liquidation of the trust’s assets at termination. If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time and paying sales fees annually may cause investors to under-perform similar products that are perpetual in nature and do not require rollovers with additional sales fees and applicable expenses. While we intend to make subsequent trust series available for sale at various times during the year, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. Additional information about unitholders options at the trust termination and the termination of the trust is available under “Understanding Your Investment—How to Sell Your Units--Rollover Option” and “Understanding Your Investment—How the Trust Works—Termination of Your Trust.”

Investment Summary	23

•companies with current annual dividend yields of 2.5% or higher;

•companies with cash flows that appear sufficient for such company to continue to pay dividends; and

•companies with good longer-term earnings growth prospects.

Mr. Peroni narrowed this universe of stocks through application of the Peroni Method®. From these stocks, Mr. Peroni selected a final portfolio focusing on financial strength, prospects for revenue and earnings growth and sustainability of the dividend, among other criteria. Dividends may be an important component to total return.

Mr. Peroni has an extensive library of hand-charted stocks that is regularly refreshed to include new opportunities gleaned through ticker tape analysis, news outlets, corporate developments and practical observations. Charts with attractive price architecture are screened and ranked on a regular basis. Historical characteristics are analyzed for price and volume shifts and evaluations are made using net money flow analysis and relative strength trends. Sector relative strength is then determined by unbiased groupings of attractive stocks. Portfolio construction progresses as weightings are determined by analyzing individual stock price behavior, economic factors, monetary trends, psychological oscillators and investor psychology. Those stocks with the best technical characteristics in strong or emerging leadership sectors are candidates for inclusion in the portfolio while also taking into consideration appropriate diversification.

The Peroni Method® is a bottom-up approach to stock selection that is primarily based on technical analysis. The methodology examines a stock’s price architecture, accumulation and distribution trends and relative strength patterns, among other more subtle trading characteristics. This information is partly gathered and analyzed through hand drawn point and figure charts which have been a part of the methodology for over half a

The trust is not a managed fund. Unlike a managed fund, the trust is designed to have a defined portfolio that remains relatively fixed during the trust’s life. While the trust is designed to have a relatively fixed portfolio, it may buy and sell securities under limited circumstances as described below under “Understanding Your Investment—How the Trust Works—Changing Your Portfolio”. However, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. If the trust receives securities or cash in exchange for securities held by the trust during the trust’s life (e.g., in the event of a merger or other corporate action), cash received will be deposited into the trust and securities received will either be sold or deposited into the trust. Where securities received as part of a merger or other corporate action are sold, they will be sold at the prevailing market price and the proceeds will be deposited in the trust. Any cash received by the trust for these transactions will be distributed in the same manner as described above and in greater detail under “Understanding Your Investment—Distributions”.

Investment Objective

The trust seeks to provide above average total return. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust consists of stocks selected by Eugene E. Peroni of Peroni Portfolio Advisors, Inc. (the “Portfolio Consultant”) through application of his proprietary method of technical analysis, the Peroni Method®, historical quantitative analysis and fundamental analysis. Mr. Peroni initially screened stocks based on the following criteria:

•companies with a longer-term history of paying dividends with special consideration to those companies that have historically increased their dividends;

24	Investment Summary

Watch, Nightly Business Report, Fox Business News and Bloomberg Radio, and has been quoted in publications such as The Wall Street Journal, The New York Times, U.S. News and World Report and Investors Business Daily.

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

century. While the Peroni Method® is primarily focused on the technical characteristics of individual stocks, economic, monetary, geopolitical and sentiment factors at play in the marketplace are also incorporated to identify leading stocks and sectors.

Technical analysis differs from fundamental analysis, which generally involves financial scrutiny of the issuing company and considers such factors as earnings projections, P/E ratios, cash flow and other balance sheet data. The Peroni Method® may be an investment alternative to fundamental analysis. Mr. Peroni believes that technical factors can help identify industry sector relative strength patterns that may play an important role in investment success. The methodology allows an unconstrained approach to stock selection, spanning all market caps and investment styles, i.e. growth and value.

The Peroni Method® examines numerous technical, psychological and fundamental data. The data may include:

•a stock’s historical price architecture

•net money flow trends in individual stocks

•the relative behavior of a stock’s price performance compared to other stocks in the same sector

•sentiment readings such as the volatility index

•fiscal and monetary factors

•geopolitical events and their impact on specific sectors

Eugene E. Peroni Jr. began training in the field of technical research at age 16 with his father, Eugene E. Peroni, Sr., who founded the Peroni Method® more than 60 years ago. Mr. Peroni has over 40 years of experience in his field. The Peroni Method® uses a bottom-up approach, primarily emphasizing the technical merits of individual stocks.

Mr. Peroni has regularly published his insights in reports offering stock market forecasts. Mr. Peroni has appeared on CNBC, CBS Market-

Investment Summary	25

make recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

•We* do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

Portfolio Consultant

The Portfolio Consultant, Peroni Portfolio Advisors, Inc., is an investment adviser registered in Pennsylvania.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and

*“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

26	Investment Summary

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.20%	$1.93
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.30%	$2.93

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments with the first installment commencing on June 20, 2025, the second installment on July 20, 2025 and the final installment on August 20, 2025. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$266
3 years	$816
5 years	$1,392
10 years	$2,959

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Who Should Invest

You should consider this investment if you want:

•to own a defined portfolio of stocks selected based on technical, historical quantitative and fundamental analysis.

•to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

•the potential to receive above average total returns (a combination of capital appreciation and dividend income).

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in common stocks.

•are uncomfortable with the trust’s strategy.

•seek capital preservation.

Essential Information
Unit price at inception	$10.0000
Inception date	February 25, 2025
Termination date	May 20, 2026
Distribution dates	25th day of each month
Record dates	10th day of each month
CUSIP Numbers
Standard Accounts
Cash distributions	00782X549
Reinvest distributions	00782X556
Fee Based Accounts
Cash distributions	00782X564
Reinvest distributions	00782X572
Ticker Symbol	DAPBYX
Minimum investment	$1,000/100 units
Tax StructureRegulated Investment Company

Dividend Advantage Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)
Portfolio
As of the trust inception date, February 25, 2025

(Continued)

Investment Summary	27

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — 100.00%

		Communication Services — 5.01%
143	T	AT&T Inc	2.51%	$26.74	$3,824
88	VZ	Verizon Communications Inc	2.50	43.32	3,812

		Consumer Discretionary — 2.51%
57	HAS	Hasbro Inc	2.51	67.05	3,822

		Consumer Staples — 7.47%
69	MO	Altria Group Inc	2.50	55.25	3,812
54	KO	The Coca-Cola Company	2.50	70.59	3,812
34	SJM	The J. M. Smucker Company	2.47	110.96	3,773

		Energy — 19.99%
24	CVX	Chevron Corp	2.48	157.89	3,789
92	ENB	Enbridge Inc (3)	2.51	41.54	3,822
34	XOM	Exxon Mobil Corp	2.48	111.27	3,783
103	DINO	HF Sinclair Corp	2.49	36.92	3,803
144	KMI	Kinder Morgan Inc	2.50	26.47	3,812
66	KNTK	Kinetik Holdings Inc	2.52	58.14	3,837
39	OKE	ONEOK Inc	2.51	98.12	3,827
30	PSX	Phillips 66	2.50	127.08	3,812

		Financials — 12.44%
363	AGNC	AGNC Investment Corp	2.50	10.49	3,808
176	NLY	Annaly Capital Management Inc	2.49	21.58	3,798
315	ABR	Arbor Realty Trust Inc	2.41	11.68	3,679
20	MTB	M&T Bank Corp	2.53	192.90	3,858
45	PFG	Principal Financial Group Inc	2.51	85.11	3,830

		Health Care — 12.43%
19	ABBV	AbbVie Inc	2.54	204.08	3,878
12	AMGN	Amgen Inc	2.44	309.72	3,717
34	GILD	Gilead Sciences Inc	2.47	111.03	3,775
42	MDT	Medtronic PLC (3)	2.48	90.17	3,787
143	PFE	Pfizer Inc	2.50	26.65	3,811

		Industrials — 5.04%
9	LMT	Lockheed Martin Corp	2.60	440.27	3,963
123	TRN	Trinity Industries Inc	2.44	30.31	3,728

		Information Technology — 2.58%
15	IBM	International Business Machines Corp	2.58	261.87	3,928

28	Investment Summary

Dividend Advantage Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)
Portfolio (continued)
As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — (continued)

		Materials — 7.45%
49	LYB	LyondellBasell Industries NV (3)	2.48%	$77.31	$3,788
73	NTR	Nutrien Ltd (3)	2.50	52.20	3,811
60	RIO	Rio Tinto PLC (3)	2.47	62.74	3,764

		Real Estate — 12.54%
20	AMT	American Tower Corp	2.52	192.00	3,840
41	CCI	Crown Castle Inc	2.49	92.56	3,795
106	OHI	Omega Healthcare Investors Inc	2.49	35.90	3,805
240	SBRA	Sabra Health Care REIT Inc	2.50	15.88	3,811
21	SPG	Simon Property Group Inc	2.54	184.65	3,878

		Utilities — 12.54%
67	D	Dominion Energy Inc	2.50	56.87	3,810
33	DUK	Duke Energy Corp	2.51	115.92	3,825
45	ETR	Entergy Corp	2.52	85.29	3,838
88	EXC	Exelon Corp	2.50	43.35	3,815
43	SO	The Southern Company	2.51	88.89	3,822

			100.00%		$152,502

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurement”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $152,502 and $0, respectively.

(3)This is a security issued by a foreign company.

Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

Canada	5.01%
Ireland	2.48%
Netherlands	2.48%
United Kingdom	2.47%
United States	87.56%

Investment Summary	29

As described in greater detail under “Understanding Your Investment—How to Sell Your Units”, you may sell or redeem your units on any business day the New York Stock Exchange is open. Unitholders who sell or redeem units prior to the trust’s termination date will not receive the full benefit of the trust’s intended term and investment strategy, will not receive additional distributions of income, and may receive more or less at sale or redemption than they would have received if units were held to the trust’s mandatory termination date. The sale and redemption price a unitholder will receive is equal to the net asset value per unit, provided that a unitholder will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. You pay any remaining deferred sales fee when you sell or redeem units. As described in greater detail under “Understanding Your Investment—How to Buy Units”, the net asset value per unit for these purposes is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The value of securities for this purpose is generally determined using the last sales price for securities traded on a national securities exchange. If a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate, securities will be priced based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.

The trust will make distributions of its investment income received from the underlying portfolio securities (pro-rated on an annual basis) net of the trust’s operating expenses on a monthly basis as described in greater detail under “Understanding Your Investment—Distributions”. The trust pays these distributions on the 25th of each month to unitholders of record as of the 10th of such month. Additional information about how distributions are made is described under “Understanding Your Investment—Distributions”.

Dividend Sustainability Portfolio

The Trust

The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust is designed to have:

•a term of approximately 15 months;

•an inception date of February 25, 2025; and

•a termination date of May 20, 2026.

When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover, (2) receive an in-kind distribution of securities or (3) receive a cash distribution. The amount distributed to unitholders at the termination of the trust will be based on the proceeds from liquidation of the trust’s assets at termination. If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time and paying sales fees annually may cause investors to under-perform similar products that are perpetual in nature and do not require rollovers with additional sales fees and applicable expenses. While we intend to make subsequent trust series available for sale at various times during the year, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. Additional information about unitholders options at the trust termination and the termination of the trust is available under “Understanding Your Investment—How to Sell Your Units--Rollover Option” and “Understanding Your Investment—How the Trust Works—Termination of Your Trust.”

30	Investment Summary

tive approach combined with fundamental oversight. The strategy’s quantitative approach sought to identify companies within various industry sectors possessing attractive fundamentals, such as solid balance sheets, high quality earnings and attractive growth prospects. The final selections for the trust’s portfolio are reviewed to assess the impact of recent events (including management issues, legal proceedings and future mergers or acquisitions) on each stock’s prospects.

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer

The trust is not a managed fund. Unlike a managed fund, the trust is designed to have a defined portfolio that remains relatively fixed during the trust’s life. While the trust is designed to have a relatively fixed portfolio, it may buy and sell securities under limited circumstances as described below under “Understanding Your Investment—How the Trust Works—Changing Your Portfolio”. However, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. If the trust receives securities or cash in exchange for securities held by the trust during the trust’s life (e.g., in the event of a merger or other corporate action), cash received will be deposited into the trust and securities received will either be sold or deposited into the trust. Where securities received as part of a merger or other corporate action are sold, they will be sold at the prevailing market price and the proceeds will be deposited in the trust. Any cash received by the trust for these transactions will be distributed in the same manner as described above and in greater detail under “Understanding Your Investment—Distributions”.

Investment Objective

The trust seeks to provide above average total return through dividend income. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust seeks to achieve its objective by investing in a portfolio of common stocks of primarily domestic companies. We* sought primarily to select high quality U.S. stocks with above average dividend yields and the potential to increase dividend payments by considering a broad universe of U.S. exchange-listed securities of companies categorized primarily as either mid or large capitalization by AAM as of the trust’s inception. The strategy used a structured quantita-

*“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary	31

investments in China and public health crises, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•We do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

32	Investment Summary

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.15%	$1.48
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.25%	$2.48

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments with the first installment commencing on June 20, 2025, the second installment on July 20, 2025 and the final installment on August 20, 2025. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$261
3 years	$802
5 years	$1,369
10 years	$2,909

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Who Should Invest

You should consider this investment if you want:

•to own a portfolio of stocks of primarily domestic companies.

•the potential for above average total return through dividend income.

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in common stocks.

•seek capital appreciation or capital preservation.

Essential Information
Unit price at inception	$10.0000
Inception date	February 25, 2025
Termination date	May 20, 2026
Distribution dates	25th day of each month
Record dates	10th day of each month
CUSIP Numbers
Standard Accounts
Cash distributions	00782X580
Reinvest distributions	00782X598
Fee Based Accounts
Cash distributions	00782X606
Reinvest distributions	00782X614
Ticker Symbol	DVSARX
Minimum investment	$1,000/100 units
Tax StructureRegulated Investment Company

Dividend Sustainability Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)
Portfolio
As of the trust inception date, February 25, 2025

(Continued)

Investment Summary	33

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — 100.00%

		Communication Services — 6.67%
162	IRDM	Iridium Communications, Inc.	3.35%	$31.43	$5,092
105	NYT	The New York Times Company	3.32	48.04	5,044

		Consumer Discretionary — 10.00%
57	BBY	Best Buy Company, Inc.	3.33	88.70	5,056
26	DRI	Darden Restaurants, Inc.	3.34	194.94	5,068
26	WSM	Williams-Sonoma, Inc.	3.33	194.67	5,061

		Consumer Staples — 10.03%
106	ADM	Archer-Daniels-Midland Company	3.38	48.40	5,130
261	FLO	Flowers Foods, Inc.	3.33	19.36	5,053
77	MDLZ	Mondelez International, Inc.	3.32	65.36	5,033

		Energy — 3.38%
38	VLO	Valero Energy Corporation	3.38	135.06	5,132

		Financials — 16.62%
84	FNF	Fidelity National Financial, Inc.	3.31	59.90	5,032
45	HIG	The Hartford Insurance Group, Inc.	3.37	113.82	5,122
27	PNC	The PNC Financial Services Group, Inc.	3.33	186.96	5,048
51	STT	State Street Corporation	3.31	98.55	5,026
47	TROW	T Rowe Price Group, Inc.	3.30	106.57	5,009

		Health Care — 9.92%
16	AMGN	Amgen, Inc.	3.26	309.72	4,956
13	ELV	Elevance Health, Inc.	3.30	385.26	5,008
46	GILD	Gilead Sciences, Inc.	3.36	111.03	5,107

		Industrials — 6.68%
34	PAYX	Paychex, Inc.	3.36	149.89	5,096
15	SNA	Snap-on, Inc.	3.32	335.98	5,040

		Information Technology — 19.92%
97	AVT	Avnet, Inc.	3.33	52.13	5,057
27	CDW	CDW Corporation	3.32	186.69	5,041
80	CSCO	Cisco Systems, Inc.	3.33	63.24	5,059
41	NTAP	NetApp, Inc.	3.34	123.50	5,063
75	SWKS	Skyworks Solutions, Inc.	3.29	66.53	4,990
25	TXN	Texas Instruments, Inc.	3.31	200.74	5,019

34	Investment Summary

Dividend Sustainability Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)
Portfolio (continued)
As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — (continued)

		Materials — 3.35%
17	RS	Reliance, Inc.	3.35%	$299.21	$5,087

		Real Estate — 6.73%
28	EGP	EastGroup Properties, Inc.	3.33	180.65	5,058
17	PSA	Public Storage	3.40	303.35	5,157

		Utilities — 6.70%
34	ATO	Atmos Energy Corporation	3.37	150.24	5,108
69	NFG	National Fuel Gas Company	3.33	73.32	5,059

			100.00%		$151,811

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurement”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $151,811 and $0, respectively.

(3)This is a non-income producing security.

(4)This is a security issued by a foreign company.

Investment Summary	35

As described in greater detail under “Understanding Your Investment—How to Sell Your Units”, you may sell or redeem your units on any business day the New York Stock Exchange is open. Unitholders who sell or redeem units prior to the trust’s termination date will not receive the full benefit of the trust’s intended term and investment strategy, will not receive additional distributions of income, and may receive more or less at sale or redemption than they would have received if units were held to the trust’s mandatory termination date. The sale and redemption price a unitholder will receive is equal to the net asset value per unit, provided that a unitholder will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. You pay any remaining deferred sales fee when you sell or redeem units. As described in greater detail under “Understanding Your Investment—How to Buy Units”, the net asset value per unit for these purposes is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The value of securities for this purpose is generally determined using the last sales price for securities traded on a national securities exchange. If a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate, securities will be priced based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.

The trust will make distributions of its investment income received from the underlying portfolio securities (pro-rated on an annual basis) net of the trust’s operating expenses on a monthly basis as described in greater detail under “Understanding Your Investment—Distributions”. The trust pays these distributions on the 25th of each month to unitholders of record as of the 10th of such month. Additional information about how distributions are made is described under “Understanding Your Investment—Distributions”.

The Dow® Value Ten Portfolio

The Trust

The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust is designed to have:

•a term of approximately 15 months;

•an inception date of February 25, 2025; and

•a termination date of May 20, 2026.

When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover, (2) receive an in-kind distribution of securities or (3) receive a cash distribution. The amount distributed to unitholders at the termination of the trust will be based on the proceeds from liquidation of the trust’s assets at termination. If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time and paying sales fees annually may cause investors to under-perform similar products that are perpetual in nature and do not require rollovers with additional sales fees and applicable expenses. While we intend to make subsequent trust series available for sale at various times during the year, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. Additional information about unitholders options at the trust termination and the termination of the trust is available under “Understanding Your Investment—How to Sell Your Units--Rollover Option” and “Understanding Your Investment—How the Trust Works—Termination of Your Trust.”

36	Investment Summary

inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. We disregard any stock in the DJIASM where the U.S. government or any of its agencies can exercise any veto power over any current or future dividends, whether common or preferred, to be distributed in connection with such stock. In such cases, we will automatically select the next highest dividend yielding stock in the DJIASM. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which are expected to happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust’s securities are selected.

The trust’s strategy begins with the DJIASM. The DJIASM consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIASM are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME”), and has been licensed for use by the trust. Dow Jones®, Dow Jones Industrial AverageSM, DJIASM and Dow Jones Indexes are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed for use for certain purposes by the trust. Dow Jones, CME and their respective affiliates have no relationship to the trust, other than the licensing of the Dow Jones Industrial Average and their respective service marks for use in connection with the trust. Dow Jones, CME and their respective affiliates have no obligation to take

The trust is not a managed fund. Unlike a managed fund, the trust is designed to have a defined portfolio that remains relatively fixed during the trust’s life. While the trust is designed to have a relatively fixed portfolio, it may buy and sell securities under limited circumstances as described below under “Understanding Your Investment—How the Trust Works—Changing Your Portfolio”. However, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. If the trust receives securities or cash in exchange for securities held by the trust during the trust’s life (e.g., in the event of a merger or other corporate action), cash received will be deposited into the trust and securities received will either be sold or deposited into the trust. Where securities received as part of a merger or other corporate action are sold, they will be sold at the prevailing market price and the proceeds will be deposited in the trust. Any cash received by the trust for these transactions will be distributed in the same manner as described above and in greater detail under “Understanding Your Investment—Distributions”.

Investment Objective

The trust seeks to provide above average total return through dividend income and capital appreciation. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust seeks to provide total return, through dividend income and capital appreciation, by investing in a portfolio consisting of the 10 stocks with the highest dividend yield chosen from among the 30 stocks in the Dow Jones Industrial AverageSM (“DJIASM”) as of February 14, 2025. The stocks are held in approximately equal dollar amounts as of the trust’s inception.

Please note that the strategy was applied to select the portfolio at a particular time. If we* create additional units of the trust after the trust’s

*“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary	37

TIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES AND THE TRUST.

The indexes are unmanaged, not subject to fees, and not available for direct investment.

The publishers of the DJIASM are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

The trust will pay a license fee for the use of certain service marks, trademarks and/or trade names of Dow Jones.

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the the needs of the sponsor or the unitholders of the trust into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of units of the trust to be issued or in the determination or calculation of the equation by which the units of the trust is to be converted into cash. Dow Jones, CME and their affiliates have no obligation or liability in connection with the administration, management or marketing of the trust. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the trust but which may be similar to and competitive with the trust. In addition, CME Group Inc. and its affiliates actively trade financial products which are linked to the performance of the DJIASM. It is possible that this trading activity will affect the value of the DJIA and the trust.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUEN-

38	Investment Summary

value of your units to fall. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•The trust is concentrated in securities issued by companies in the consumer products and services and health care sectors. Negative developments impacting companies in these sectors will affect the value of your investment more than would be the case in a more diversified investment. Companies within the consumer products and services sector may be negatively impacted by conditions caused by the spread of public health crises, including companies involved in travel, entertainment and retail consumer goods and services.

•We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

Investment Summary	39

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.25%	$2.50

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.17%	$1.65
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.27%	$2.65

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments with the first installment commencing on June 20, 2025, the second installment on July 20, 2025 and the final installment on August 20, 2025. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$239
3 years	$736
5 years	$1,258
10 years	$2,688

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Who Should Invest

You should consider this investment if you want:

•to own a defined portfolio of stocks selected using dividend-oriented criteria.

•the potential to receive dividend income and capital appreciation.

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in common stocks.

•are uncomfortable investing in stocks selected using dividend-oriented criteria.

•are uncomfortable with the trust’s strategy.

•seek aggressive growth without current income.

•seek capital preservation.

Essential Information
Unit price at inception	$10.0000
Inception date	February 25, 2025
Termination date	May 20, 2026
Distribution dates	25th day of each month
Record dates	10th day of each month
CUSIP Numbers
Standard Accounts
Cash distributions	00782X622
Reinvest distributions	00782X630
Fee Based Accounts
Cash distributions	00782X648
Reinvest distributions	00782X655
Ticker Symbol	DVTAZX
Minimum investment	$1,000/100 units
Tax StructureGrantor Trust

40	Investment Summary

The Dow® Value Ten Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)
Portfolio
As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — 100.00%

		Communication Services — 10.00%
343	VZ	Verizon Communications, Inc.	10.00%	$43.32	$14,859

		Consumer Discretionary — 9.94%
48	MCD	McDonald's Corporation	9.94	307.57	14,763

		Consumer Staples — 20.01%
211	KO	The Coca-Cola Company	10.02	70.59	14,894
87	PG	The Procter & Gamble Company	9.99	170.54	14,837

		Energy — 9.99%
94	CVX	Chevron Corporation	9.99	157.89	14,842

		Health Care — 30.05%
48	AMGN	Amgen, Inc.	10.01	309.72	14,867
91	JNJ	Johnson & Johnson	10.03	163.74	14,900
163	MRK	Merck & Company, Inc.	10.01	91.27	14,877

		Information Technology — 20.01%
234	CSCO	Cisco Systems, Inc.	9.96	63.24	14,798
57	IBM	International Business Machines Corporation	10.05	261.87	14,927

			100.00%		$148,564

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurement”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,564 and $0, respectively.

Investment Summary	41

As described in greater detail under “Understanding Your Investment—How to Sell Your Units”, you may sell or redeem your units on any business day the New York Stock Exchange is open. Unitholders who sell or redeem units prior to the trust’s termination date will not receive the full benefit of the trust’s intended term and investment strategy, will not receive additional distributions of income, and may receive more or less at sale or redemption than they would have received if units were held to the trust’s mandatory termination date. The sale and redemption price a unitholder will receive is equal to the net asset value per unit, provided that a unitholder will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. You pay any remaining deferred sales fee when you sell or redeem units. As described in greater detail under “Understanding Your Investment—How to Buy Units”, the net asset value per unit for these purposes is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The value of securities for this purpose is generally determined using the last sales price for securities traded on a national securities exchange. If a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate, securities will be priced based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.

The trust will make distributions of its investment income received from the underlying portfolio securities (pro-rated on an annual basis) net of the trust’s operating expenses on a monthly basis as described in greater detail under “Understanding Your Investment—Distributions”. The trust pays these distributions on the 25th of each month to unitholders of record as of the 10th of such month. Additional information about how distributions are made is described under “Understanding Your Investment—Distributions”.

The trust is not a managed fund. Unlike a managed fund, the trust is designed to have a

Strategic High 80 Dividend Portfolio

The Trust

The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust is designed to have:

•a term of approximately 15 months;

•an inception date of February 25, 2025; and

•a termination date of May 20, 2026.

When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover, (2) receive an in-kind distribution of securities or (3) receive a cash distribution. The amount distributed to unitholders at the termination of the trust will be based on the proceeds from liquidation of the trust’s assets at termination. If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time and paying sales fees annually may cause investors to under-perform similar products that are perpetual in nature and do not require rollovers with additional sales fees and applicable expenses. While we intend to make subsequent trust series available for sale at various times during the year, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. Additional information about unitholders options at the trust termination and the termination of the trust is available under “Understanding Your Investment—How to Sell Your Units--Rollover Option” and “Understanding Your Investment—How the Trust Works—Termination of Your Trust.”

42	Investment Summary

The trust invests in each security in approximately equal weightings as of the trust’s inception and the weightings will vary thereafter in accordance with fluctuations in stock prices.

High 50® Dividend Strategy. This strategy selects 50 securities using a specialized dividend-oriented strategy that seeks to provide above average total return. We selected the 50 securities using the following strategy:

•We begin with the companies included in the New York Stock Exchange (NYSE) Composite Index, Nasdaq Composite Index and NYSE American Composite Index.

•Stocks are eliminated if at the time of selection:

•the company’s stock market capitalization is $1 billion or less,

•the company’s headquarters is located outside the United States,

•the stocks are securities of limited partnerships, exchange-traded funds, investment companies or shares of beneficial interest to the extent such securities are not otherwise excluded from the composition of the indexes.

•We select the five securities with the highest dividend yields from the remaining securities of companies in each of the nine Global Industry Classification Standard (GICS®) sectors other than the Financials and Real Estate sectors and the five securities with the highest dividend yields from the remaining securities of companies in the Financials and Real Estate GICS® sectors combined (for a total of 50 securities). Effectively, after September 1, 2016 the strategy seeks to treat the Real Estate GICS® sector as if it was still positioned under the Financials GICS® sector (as it was prior to September 1, 2016). The trust invests in these 50 stocks.

defined portfolio that remains relatively fixed during the trust’s life. While the trust is designed to have a relatively fixed portfolio, it may buy and sell securities under limited circumstances as described below under “Understanding Your Investment—How the Trust Works—Changing Your Portfolio”. However, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. If the trust receives securities or cash in exchange for securities held by the trust during the trust’s life (e.g., in the event of a merger or other corporate action), cash received will be deposited into the trust and securities received will either be sold or deposited into the trust. Where securities received as part of a merger or other corporate action are sold, they will be sold at the prevailing market price and the proceeds will be deposited in the trust. Any cash received by the trust for these transactions will be distributed in the same manner as described above and in greater detail under “Understanding Your Investment—Distributions”.

Investment Objective

The trust seeks to provide above average total return. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust invests in a diversified portfolio of 80 equity securities with 50 securities selected using the High 50® Dividend Strategy and 30 securities selected using the International High 30 Dividend Strategy as of February 18, 2025. Both the High 50® Dividend Strategy and the International High 30 Dividend Strategy are specialized dividend-oriented strategies that seek to provide above average total return. Each strategy is described in detail below. We* selected the portfolio in an effort to provide an enhanced total return while reducing overall portfolio volatility through diversification of securities and investment strategies.

*“AAM,” “we” and related terms mean Advisors Asset Management,
Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary	43

reviewed or approved of any of the information contained herein.

We currently offer a separate unit investment trust that invests according to the same or similar investment strategy as the High 50 Dividend Strategy. The portfolio securities and structure of the trust offered in this prospectus may differ in certain respects from the other trust we may be offering that uses a similar investment strategy.

International High 30 Dividend Strategy. This strategy selects 30 securities using a specialized dividend-oriented strategy that seeks to provide above average total return. This strategy also seeks to outperform the S&P International 700 ADR Index. We selected these 30 securities using the following strategy:

•We begin with the companies listed in the S&P International 700 ADR Index. The S&P International 700 ADR Index is constructed from the S&P International 700 Index, which is comprised of the S&P Europe 350, S&P/TOPIX 150 (Japan), S&P/TSX 60 (Canada), S&P/ASX All Australian 50, S&P Asia 50, and S&P Latin America 40. The S&P International 700 ADR Index measures the performance of companies in the S&P International 700 Index that have U.S. listings, including ADRs, global shares, or ordinary shares. All constituents included in the S&P International 700 ADR Index must have a Level II or Level III ADR, global shares listed with the NYSE or Nasdaq or ordinary share listings on any of the primary U.S. exchanges.

•From the S&P International 700 ADR Index, we select the three securities with the highest dividend yields in each of the nine GICS® sectors other than the Financials and Real Estate sectors and the three securities with the highest dividend yields in the Financials and Real Estate GICS® sectors combined. Effectively, after September 1, 2016 the strategy seeks to treat the Real Estate GICS® sector as if it was still posi-

The eleven industry sectors used in the strategy are the GICS® sectors published by S&P Dow Jones Indices and MSCI Inc. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which we expect will happen, within six months of the date of this prospectus have been excluded from the universe of securities from which the trust’s securities are selected.

The High 50® Dividend Strategy begins with the NYSE Composite Index, the Nasdaq Composite Index and the NYSE American Composite Index. The NYSE Composite Index is designed to measure the performance of all common stocks listed on the NYSE, including American Depository Receipts (ADRs), real estate investment trusts (REITs) and tracking stocks. All closed-end funds, exchange-traded funds, limited partnerships and derivatives are excluded from the index. The Nasdaq Composite Index measures all domestic and international based common type stocks traded on The Nasdaq Stock Market. To be eligible for inclusion in this index the security’s U.S. listing must be exclusively on The Nasdaq Stock Market (with certain exceptions), and have a security type of ADRs, common stock, limited partnership interests, ordinary shares or shares of beneficial interest. Security types not included in this index are closed-end funds, convertible debentures, exchange-traded funds, preferred stocks, rights, warrants, units and other derivative securities. The NYSE American Composite Index is an index representing the aggregate value of the common shares or ADRs of all NYSE American-listed companies, REITs, master limited partnerships and closed-end investment companies. The publishers of the indexes are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they

44	Investment Summary

The S&P 500 Index is an index that includes a representative sample of 500 leading companies in leading industries of the U.S. economy. Although the Standard & Poor’s 500 Index focuses on the large-cap segment of the market, with over 80% coverage of U.S. equities, it is also often considered a proxy for the total U.S. stock market.

The indexes are unmanaged, not subject to fees, and not available for direct investment.

The publisher of the index is not affiliated with us and has not participated in creating the trust or selecting the securities for the trust, nor has the publisher reviewed or approved of any of the information contained herein.

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. Among other things, inflation, interest rate changes, related regula-

tioned under the Financials GICS® sector (as it was prior to September 1, 2016).

•We select those 30 stocks for the trust’s portfolio.

The eleven industry sectors used in the strategy are the GICS® sectors published by S&P Dow Jones Indices and MSCI Inc. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust’s securities are selected.

The strategy is derived from stocks contained in the S&P International 700 ADR Index. S&P Dow Jones, a division of the S&P Global Inc., publisher of the S&P International 700 ADR Index, is not affiliated with us and has not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust’s securities are selected.

Investment Summary	45

tory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

•Securities of foreign companies held by the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

•We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

46	Investment Summary

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.21%	$2.02
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.31%	$3.02

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments with the first installment commencing on June 20, 2025, the second installment on July 20, 2025 and the final installment on August 20, 2025. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$266
3 years	$818
5 years	$1,397
10 years	$2,969

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Who Should Invest

You should consider this investment if you want:

•to own a defined portfolio of securities selected based on two dividend-oriented investment strategies.

•to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

•the potential to receive above average total return.

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in the securities held by the trust.

•are uncomfortable with the trust’s strategies.

•seek aggressive growth without current income.

•seek capital preservation.

Essential Information
Unit price at inception	$10.0000
Inception date	February 25, 2025
Termination date	May 20, 2026
Distribution dates	25th day of each month
Record dates	10th day of each month
CUSIP Numbers
Standard Accounts
Cash distributions	00782X705
Reinvest distributions	00782X713
Fee Based Accounts
Cash distributions	00782X721
Reinvest distributions	00782X739
Ticker Symbol	HEDAYX
Minimum investment	$1,000/100 units
Tax StructureRegulated Investment Company

Strategic High 80 Dividend Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)
Portfolio
As of the trust inception date, February 25, 2025

(Continued)

Investment Summary	47

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — 100.00%
		Communication Services — 10.05%
70	T	AT&T, Inc.	1.26%	$26.74	$1,872
77	BCE	BCE, Inc. (3)	1.25	24.08	1,854
7	CABO	Cable One, Inc.	1.33	282.00	1,974
23	CCOI	Cogent Communications Holdings, Inc.	1.23	79.10	1,819
12	NXST	Nexstar Media Group, Inc.	1.22	150.59	1,807
118	TU	TELUS Corporation (3)	1.25	15.63	1,844
43	VZ	Verizon Communications, Inc.	1.26	43.32	1,863
215	VOD	Vodafone Group PLC (3)	1.25	8.58	1,845
		Consumer Discretionary — 9.97%
45	BKE	The Buckle, Inc.	1.26	41.39	1,863
198	F	Ford Motor Company	1.25	9.35	1,851
68	HMC	Honda Motor Company Limited (3)	1.24	27.05	1,839
151	KSS	Kohl's Corporation	1.25	12.27	1,853
48	MGA	Magna International, Inc. (3)	1.24	38.34	1,840
132	STLA	Stellantis N.V. (3)	1.25	13.97	1,844
116	WEN	The Wendy's Company	1.25	15.94	1,849
18	WHR	Whirlpool Corporation	1.23	101.10	1,820
		Consumer Staples — 10.07%
34	MO	Altria Group, Inc.	1.27	55.25	1,878
49	BTI	British American Tobacco PLC (3)	1.26	38.09	1,866
72	CAG	Conagra Brands, Inc.	1.26	25.82	1,859
17	DEO	Diageo PLC (3)	1.27	110.27	1,875
95	FLO	Flowers Foods, Inc.	1.24	19.36	1,839
59	KHC	The Kraft Heinz Company	1.25	31.36	1,850
33	UL	Unilever PLC (3)	1.26	56.32	1,859
35	UVV	Universal Corporation	1.26	53.12	1,859
		Energy — 10.04%
115	AM	Antero Midstream Corporation	1.24	16.01	1,841
17	CHRD	Chord Energy Corporation	1.28	111.33	1,893
113	DK	Delek US Holdings, Inc.	1.25	16.39	1,852
179	EC	Ecopetrol SA (3)	1.26	10.39	1,860
79	EQNR	Equinor ASA (3)	1.25	23.35	1,845
50	DINO	HF Sinclair Corporation	1.25	36.92	1,846
141	PBR/A	Petroleo Brasileiro SA (3)	1.26	13.25	1,868
94	STR	Sitio Royalties Corporation	1.25	19.63	1,845

(Continued)

48	Investment Summary

Strategic High 80 Dividend Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)
Portfolio (continued)
As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — (continued)
		Financials — 8.68%
177	AGNC	AGNC Investment Corporation	1.25%	$10.49	$1,857
98	ARR	ARMOUR Residential REIT, Inc.	1.24	18.74	1,837
43	CIB	Bancolombia SA (3)	1.25	43.15	1,855
10	BAP	Credicorp Limited (3)	1.22	180.72	1,807
33	HSBC	HSBC Holdings PLC (3)	1.24	55.70	1,838
274	RC	Ready Capital Corporation	1.24	6.70	1,836
133	TWO	Two Harbors Investment Corporation	1.24	13.81	1,837
		Health Care — 10.03%
32	BMY	Bristol-Myers Squibb Company	1.25	57.88	1,852
50	GSK	GSK PLC (3)	1.25	37.08	1,854
122	OGN	Organon & Company	1.24	15.08	1,840
70	PFE	Pfizer, Inc.	1.26	26.65	1,865
100	PINC	Premier, Inc.	1.25	18.51	1,851
35	SNY	Sanofi SA (3)	1.27	53.75	1,881
132	TAK	Takeda Pharmaceutical Company Limited (3)	1.26	14.08	1,859
163	VTRS	Viatris, Inc.	1.25	11.39	1,857
		Industrials — 9.96%
17	BCC	Boise Cascade Company	1.19	103.69	1,763
18	CNI	Canadian National Railway Company (3)	1.23	101.09	1,820
34	MAN	ManpowerGroup, Inc.	1.25	54.31	1,847
23	MSM	MSC Industrial Direct Company, Inc.	1.23	79.08	1,819
18	PCAR	PACCAR, Inc.	1.29	106.25	1,912
38	RELX	RELX PLC (3)	1.26	49.19	1,869
72	RTO	Rentokil Initial PLC (3)	1.25	25.79	1,857
16	UPS	United Parcel Service, Inc.	1.26	116.16	1,859
		Information Technology — 9.95%
53	HPQ	HP, Inc.	1.24	34.67	1,838
7	IBM	International Business Machines Corporation	1.24	261.87	1,833
30	MCHP	Microchip Technology, Inc.	1.23	60.83	1,825
69	OTEX	Open Text Corporation (3)	1.26	26.91	1,857
28	SWKS	Skyworks Solutions, Inc.	1.26	66.53	1,863
233	ERIC	Telefonaktiebolaget LM Ericsson (3)	1.25	7.94	1,850
9	TXN	Texas Instruments, Inc.	1.22	200.74	1,807
285	UMC	United Microelectronics Corporation (3)	1.25	6.51	1,855

(Continued)

Investment Summary	49

Strategic High 80 Dividend Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)
Portfolio (continued)
As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — (continued)
		Materials — 9.97%
36	BHP	BHP Group Limited (3)	1.24%	$51.09	$1,839
114	CC	The Chemours Company	1.24	16.15	1,841
47	DOW	Dow, Inc.	1.24	39.05	1,835
49	FMC	FMC Corporation	1.26	37.97	1,861
30	GEF/B	Greif, Inc.	1.26	61.98	1,859
105	HUN	Huntsman Corporation	1.25	17.55	1,843
29	RIO	Rio Tinto PLC (3)	1.23	62.74	1,819
185	VALE	Vale SA (3)	1.25	9.97	1,844
		Real Estate — 1.25%
254	GNL	Global Net Lease, Inc.	1.25	7.26	1,844
		Utilities — 10.03%
174	AES	The AES Corporation	1.26	10.72	1,865
378	AQN	Algonquin Power & Utilities Corporation (3)	1.24	4.87	1,841
49	AVA	Avista Corporation	1.27	38.25	1,874
255	EBR/B	Centrais Eletricas Brasileiras SA (3)	1.24	7.17	1,828
73	CWEN/A	Clearway Energy, Inc.	1.24	25.15	1,836
36	EIX	Edison International	1.27	52.23	1,880
30	NGG	National Grid PLC (3)	1.26	62.19	1,866
34	NWE	Northwestern Energy Group, Inc.	1.25	54.32	1,847

			100.00%		$147,994

50	Investment Summary

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurement”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,000 and $(6), respectively.

(3)This is a security issued by a foreign company.

Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

Australia	1.24%
Bermuda	1.22%
Brazil	3.75%
Canada	7.47%
Colombia	2.51%
France	1.27%
Japan	2.50%
Netherlands	1.25%
Norway	1.25%
Sweden	1.25%
Taiwan	1.25%
United Kingdom	12.53%
United States	62.51%

Investment Summary	51

As described in greater detail under “Understanding Your Investment—How to Sell Your Units”, you may sell or redeem your units on any business day the New York Stock Exchange is open. Unitholders who sell or redeem units prior to the trust’s termination date will not receive the full benefit of the trust’s intended term and investment strategy, will not receive additional distributions of income, and may receive more or less at sale or redemption than they would have received if units were held to the trust’s mandatory termination date. The sale and redemption price a unitholder will receive is equal to the net asset value per unit, provided that a unitholder will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. You pay any remaining deferred sales fee when you sell or redeem units. As described in greater detail under “Understanding Your Investment—How to Buy Units”, the net asset value per unit for these purposes is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The value of securities for this purpose is generally determined using the last sales price for securities traded on a national securities exchange. If a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate, securities will be priced based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.

The trust will make distributions of its investment income received from the underlying portfolio securities (pro-rated on an annual basis) net of the trust’s operating expenses on a monthly basis as described in greater detail under “Understanding Your Investment—Distributions”. The trust pays these distributions on the 25th of each month to unitholders of record as of the 10th of such month. Additional information about how distributions are made is described under “Understanding Your Investment—Distributions”.

Ubiquitous Strategy Portfolio —
15 Month

The Trust

The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust is designed to have:

•a term of approximately 15 months;

•an inception date of February 25, 2025; and

•a termination date of May 20, 2026.

When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover, (2) receive an in-kind distribution of securities or (3) receive a cash distribution. The amount distributed to unitholders at the termination of the trust will be based on the proceeds from liquidation of the trust’s assets at termination. If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time and paying sales fees annually may cause investors to under-perform similar products that are perpetual in nature and do not require rollovers with additional sales fees and applicable expenses. While we intend to make subsequent trust series available for sale at various times during the year, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. Additional information about unitholders options at the trust termination and the termination of the trust is available under “Understanding Your Investment—How to Sell Your Units--Rollover Option” and “Understanding Your Investment—How the Trust Works—Termination of Your Trust.”

52	Investment Summary

range of products from the convenience of almost anywhere and the ease of using their smart phones and tablets. Consumers can fulfill desires spontaneously without going to brick and mortar stores. Consumers shop online using smart phones and tablets, connect wirelessly from almost anywhere, are able to purchase almost any product online, pay by credit cards and have products delivered to their doorsteps.

From these companies involved in aspects of this shift in how people transact purchases, securities were selected for the trust’s portfolio by analyzing factors including expected market dominance over the next three to five years, relative size within industry sectors based on market capitalization, steadiness of past earnings growth rates and revenue growth, strength of earnings and revenue projects, balance sheet strength, valuation and levels of cash holdings.

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce

The trust is not a managed fund. Unlike a managed fund, the trust is designed to have a defined portfolio that remains relatively fixed during the trust’s life. While the trust is designed to have a relatively fixed portfolio, it may buy and sell securities under limited circumstances as described below under “Understanding Your Investment—How the Trust Works—Changing Your Portfolio”. However, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. If the trust receives securities or cash in exchange for securities held by the trust during the trust’s life (e.g., in the event of a merger or other corporate action), cash received will be deposited into the trust and securities received will either be sold or deposited into the trust. Where securities received as part of a merger or other corporate action are sold, they will be sold at the prevailing market price and the proceeds will be deposited in the trust. Any cash received by the trust for these transactions will be distributed in the same manner as described above and in greater detail under “Understanding Your Investment—Distributions”.

Investment Objective

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust seeks to achieve its objective by investing in a portfolio of stocks of companies deriving a substantial portion of their revenues worldwide that Pence Capital Management, LLC (the “Portfolio Consultant”) believes are involved in aspects of the transformation of consumer behavior and a shift in how people transact purchases. Today, shopping has become easier as innovations in electronics and information technology provide consumers access to a wide

Investment Summary	53

economics combined with his career of more than twenty-two years in Army Intelligence, Special Operations and Psychological Warfare, gives the firm a unique understanding of human behavior and its effects on the economy and the markets. The Ubiquitous Strategy Portfolio is based on the firm’s expertise in portfolio construction.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and make recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The Portfolio Consultant is being compensated for its portfolio consulting services, including selection of the trust portfolio.

the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•The trust is concentrated in securities issued by companies in the communication services sector. Negative developments impacting companies in this sector will affect the value of your investment more than would be the case in a more diversified investment.

•We* do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

Portfolio Consultant

The Portfolio Consultant, Pence Capital Management, LLC, is a registered investment adviser registered with the state of California.

Pence Capital Management, LLC is a registered investment advisory firm based in Newport Beach, California. The firm uses its proprietary research to identify and deliver actionable investment insights. The firm is led by Colonel (ret) E. Dryden Pence III, a Harvard-educated economist with thirty years of experience in the financial industry. His formal training and knowledge in

*“AAM”, “we” and related terms mean Advisors Asset Management,
Inc., the trust sponsor, unless the context clearly suggests otherwise

54	Investment Summary

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.12%	$1.14
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.22%	$2.14

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning with the first installment commencing on June 20, 2025, the second installment on July 20, 2025 and the final installment on August 20, 2025. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$258
3 years	$791
5 years	$1,351
10 years	$2,871

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Who Should Invest

You should consider this investment if you want:

•to own a defined portfolio of stocks.

•the potential for capital appreciation.

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in common stocks.

•seek high current income or capital preservation.

Essential Information
Unit price at inception	$10.0000
Inception date	February 25, 2025
Termination date	May 20, 2026
Distribution dates	25th day of each month
Record dates	10th day of each month
CUSIP Numbers
Standard Accounts
Cash distributions	00782X747
Reinvest distributions	00782X754
Fee Based Accounts
Cash distributions	00782X762
Reinvest distributions	00782X770
Ticker Symbol	USPBFX
Minimum investment	$1,000/100 units
Tax Structure	Grantor Trust

(Continued)

Investment Summary	55

Ubiquitous Strategy Portfolio — 15 Month, Series 2025-1Q,
A Pence Capital Management, LLC Portfolio

(Advisors Disciplined Trust 2264)
Portfolio
As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — 100.00%
		Communication Services — 27.98%
116	GOOGL	Alphabet, Inc.	9.92%	$179.25	$20,793
157	T	AT&T, Inc.	2.00	26.74	4,198
9	CHTR	Charter Communications, Inc. (3)	1.57	365.80	3,292
87	CMCSA	Comcast Corporation	1.51	36.30	3,158
28	META	Meta Platforms, Inc.	8.93	668.13	18,708
16	TMUS	T-Mobile US, Inc.	2.05	268.13	4,290
97	VZ	Verizon Communications, Inc.	2.00	43.32	4,202
		Consumer Discretionary — 16.42%
147	AMZN	Amazon.com, Inc. (3)	14.92	212.71	31,268
16	DASH	DoorDash, Inc. (3)	1.50	195.87	3,134
		Consumer Staples — 6.98%
5	COST	Costco Wholesale Corporation	2.47	1,035.60	5,178
101	WMT	Walmart, Inc.	4.51	93.67	9,461
		Financials — 16.03%
21	AXP	American Express Company	2.96	295.53	6,206
47	XYZ	Block, Inc. (3)	1.48	65.92	3,098
19	MA	Mastercard, Inc.	5.07	559.00	10,621
42	PYPL	PayPal Holdings, Inc. (3)	1.51	75.25	3,161
30	V	Visa, Inc.	5.01	349.86	10,496
		Industrials — 5.55%
17	FDX	FedEx Corporation	2.06	253.54	4,310
41	UBER	Uber Technologies, Inc. (3)	1.49	76.42	3,133
36	UPS	United Parcel Service, Inc.	2.00	116.16	4,182
		Information Technology — 24.07%
85	AAPL	Apple, Inc.	10.02	247.10	21,004
52	MSFT	Microsoft Corporation	10.03	404.00	21,008
73	SHOP	Shopify, Inc. (3) (4)	4.02	115.48	8,430
		Real Estate — 2.97%
16	AMT	American Tower Corporation	1.47	192.00	3,072
34	CCI	Crown Castle, Inc.	1.50	92.56	3,147

			100.00%		$209,550

56	Investment Summary

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurement”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $209,550 and $0, respectively.

(3)This is a non-income producing security.

(4)This is a security issued by a foreign company.

Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

Canada	4.02%
United States	95.98%

Investment Summary	57

As described in greater detail under “Understanding Your Investment—How to Sell Your Units”, you may sell or redeem your units on any business day the New York Stock Exchange is open. Unitholders who sell or redeem units prior to the trust’s termination date will not receive the full benefit of the trust’s intended term and investment strategy, will not receive additional distributions of income, and may receive more or less at sale or redemption than they would have received if units were held to the trust’s mandatory termination date. The sale and redemption price a unitholder will receive is equal to the net asset value per unit, provided that a unitholder will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. You pay any remaining deferred sales fee when you sell or redeem units. As described in greater detail under “Understanding Your Investment—How to Buy Units”, the net asset value per unit for these purposes is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The value of securities for this purpose is generally determined using the last sales price for securities traded on a national securities exchange. If a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate, securities will be priced based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.

The trust will make distributions of its investment income received from the underlying portfolio securities (pro-rated on an annual basis) net of the trust’s operating expenses on a monthly basis as described in greater detail under “Understanding Your Investment—Distributions”. The trust pays these distributions on the 25th of each month to unitholders of record as of the 10th of such month. Additional information about how distributions are made is described under “Understanding Your Investment—Distributions”.

WCA Rising Dividend Portfolio

The Trust

The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust is designed to have:

•a term of approximately 15 months;

•an inception date of February 25, 2025; and

•a termination date of May 20, 2026.

When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover, (2) receive an in-kind distribution of securities or (3) receive a cash distribution. The amount distributed to unitholders at the termination of the trust will be based on the proceeds from liquidation of the trust’s assets at termination. If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time and paying sales fees annually may cause investors to under-perform similar products that are perpetual in nature and do not require rollovers with additional sales fees and applicable expenses. While we intend to make subsequent trust series available for sale at various times during the year, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. Additional information about unitholders options at the trust termination and the termination of the trust is available under “Understanding Your Investment—How to Sell Your Units--Rollover Option” and “Understanding Your Investment—How the Trust Works—Termination of Your Trust.”

58	Investment Summary

Quality. Portfolio Consultant seeks to invest in companies that are high quality, resilient, with conservatively financed businesses that have a competitive advantage. Portfolio Consultant defines a quality company as a company with low debt, stable cash flow, and productive assets. Portfolio Consultant believes quality endures and seeks companies it determines are at a reasonable price. Portfolio Consultant uses a proprietary valuation process using leading-edge techniques.

Steadily Rising Dividends. To be eligible for inclusion in the trust’s portfolio, companies must have demonstrated at least five consecutive years of dividend increases. Portfolio Consultant views a rising dividend as a means to finding quality, rather than an end in itself. Thus, Portfolio Consultant believes that combining dividend growth with a quality and value-oriented process has the potential to maximize expected return relative to expected risk.

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and the trust.

The trust is not a managed fund. Unlike a managed fund, the trust is designed to have a defined portfolio that remains relatively fixed during the trust’s life. While the trust is designed to have a relatively fixed portfolio, it may buy and sell securities under limited circumstances as described below under “Understanding Your Investment—How the Trust Works—Changing Your Portfolio”. However, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. If the trust receives securities or cash in exchange for securities held by the trust during the trust’s life (e.g., in the event of a merger or other corporate action), cash received will be deposited into the trust and securities received will either be sold or deposited into the trust. Where securities received as part of a merger or other corporate action are sold, they will be sold at the prevailing market price and the proceeds will be deposited in the trust. Any cash received by the trust for these transactions will be distributed in the same manner as described above and in greater detail under “Understanding Your Investment—Distributions”.

Investment Objective

The trust seeks above average total return through growing dividend income and capital appreciation. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust seeks to achieve its objective by investing in a portfolio of securities from a universe of the 1,000 largest companies with U.S. publicly traded securities of quality, large capitalization companies, with rising dividends at reasonable valuations selected by Washington Crossing Advisors, LLC (the “Portfolio Consultant”), the portfolio consultant to the trust. Portfolio Consultant defines large capitalization companies to be those with market capitalization of $10 billion or higher.

Investment Summary	59

Financial Corp. The WCA team has been helping individual and institutional investors build wealth for more than 25 years. Portfolio Consultant is not an affiliate of the sponsor. Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust. Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities held by the trust. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. Portfolio Consultant and/or its affiliates also may issue reports and make recommendations on securities, which may include the securities in the trust. Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by Portfolio Consultant are not necessarily those of the sponsor and may not actually come to pass. The trust will pay Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of Portfolio Consultant.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•The trust is concentrated in securities issued by companies in the consumer products and services and industrials sectors. Negative developments impacting companies in these sectors will affect the value of your investment more than would be the case in a more diversified investment. Companies within the consumer products and services sector may be negatively impacted by conditions caused by the spread of public health crises, including companies involved in travel, entertainment and retail consumer goods and services.

•We* do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

Portfolio Consultant

Portfolio Consultant is a registered investment adviser. Washington Crossing Advisors, LLC (“WCA”) is a wholly owned subsidiary of Stifel

*“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

60	Investment Summary

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.17%	$1.72
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.27%	$2.72

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments with the first installment commencing on June 20, 2025, the second installment on July 20, 2025 and the final installment on August 20, 2025. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$263
3 years	$809
5 years	$1,381
10 years	$2,936

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Who Should Invest

You should consider this investment if you want:

•to own a portfolio primarily of stocks.

•the potential for growing dividend income with capital appreciation as a secondary objective.

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in common stocks.

•seek capital preservation.

Essential Information
Unit price at inception	$10.0000

Inception date	February 25, 2025
Termination date	May 20, 2026

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts
Cash distributions	00782X788
Reinvest distributions	00782X796
Fee Based Accounts
Cash distributions	00782X804
Reinvest distributions	00782X812

Ticker Symbol	RIDAFX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

Investment Summary	61

(Continued)

(Continued)

WCA Rising Dividend Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)

Portfolio

As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — 100.00%
		Consumer Discretionary — 6.22%
17	HD	The Home Depot, Inc.	3.22%	$382.42	$6,501
108	TSCO	Tractor Supply Company	3.00	56.06	6,055
		Consumer Staples — 23.08%
66	CHD	Church & Dwight Company, Inc.	3.51	107.59	7,101
39	CLX	The Clorox Company	2.99	154.67	6,032
86	KO	The Coca-Cola Company	3.00	70.59	6,071
79	CL	Colgate-Palmolive Company	3.52	90.11	7,119
46	PEP	PepsiCo, Inc.	3.50	153.85	7,077
36	PG	The Procter & Gamble Company	3.04	170.54	6,139
76	WMT	Walmart, Inc.	3.52	93.67	7,119
		Financials — 6.58%
30	MMC	Marsh & McLennan Companies, Inc.	3.46	232.85	6,986
18	V	Visa, Inc.	3.12	349.86	6,298
		Health Care — 15.17%
15	ELV	Elevance Health, Inc.	2.86	385.26	5,779
41	JNJ	Johnson & Johnson	3.32	163.74	6,713
67	MDT	Medtronic PLC (3)	2.99	90.17	6,041
67	MRK	Merck & Company, Inc.	3.03	91.27	6,115
13	UNH	UnitedHealth Group, Inc.	2.97	461.52	6,000
		Industrials — 29.95%
19	ADP	Automatic Data Processing, Inc.	2.94	312.20	5,932
26	BR	Broadridge Financial Solutions, Inc.	3.04	236.43	6,147
17	CMI	Cummins, Inc.	3.03	360.47	6,128
50	EMR	Emerson Electric Company	2.99	120.68	6,034
23	ITW	Illinois Tool Works, Inc.	2.98	261.60	6,017
14	LMT	Lockheed Martin Corporation	3.05	440.27	6,164
26	RSG	Republic Services, Inc.	3.00	232.71	6,050
25	UNP	Union Pacific Corporation	3.00	242.33	6,058
26	WM	Waste Management, Inc.	2.96	229.68	5,972
6	GWW	WW Grainger, Inc.	2.96	998.02	5,988

62	Investment Summary

WCA Rising Dividend Portfolio, Series 2025-1Q

(Advisors Disciplined Trust 2264)

Portfolio (continued)

As of the trust inception date, February 25, 2025

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
Common Stocks — 100.00% (continued)
		Information Technology — 15.94%
18	ACN	Accenture PLC (3)	3.24%	$363.91	$6,550
75	APH	Amphenol Corporation	2.49	67.13	5,035
17	MSFT	Microsoft Corporation	3.40	404.00	6,868
42	ORCL	Oracle Corporation	3.53	169.96	7,138
33	TXN	Texas Instruments, Inc.	3.28	200.74	6,624
		Materials — 3.06%
20	APD	Air Products and Chemicals, Inc.	3.06	309.39	6,188

			100.00%		$202,039

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurement”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $202,039 and $0, respectively.

(3)This is a security issued by a foreign company.

Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

Ireland	6.23%
United States	93.77%

Understanding Your Investment	63

Value of the Securities. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

We determined the initial prices of the securities shown under each “Portfolio” section in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, a portfolio consultant’s security selection fee (if any), federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.

The value of your units will decline when your trust pays these costs.

Sales Fee. The maximum sales fee is shown under “Fees and Expenses” for your trust and is either 1.85% (with such trusts referred to herein as “15-Month Trusts”) or 2.75% (with such trusts referred to herein as “2-Year Trusts”) of the public offering price per unit at the time of purchase.

Understanding Your Investment

How to Buy Units

You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.AAMlive.com. The public offering price of units includes:

•the net asset value per unit plus

•organization costs plus

•the sales fee.

The “net asset value per unit” is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units or your trust outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

64	Understanding Your Investment

Since the deferred sales fee and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. As a result, if the public offering price per unit falls to less than $10 (resulting in the maximum sales fee percentage being a dollar amount that is less than the combined fixed dollar amounts of the deferred sales fee and creation and development fee) your initial sales fee will be a credit equal to the amount by which these fixed dollar fees exceed the sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales fee credit is paid by the sponsor and is not paid by your trust. The fees and expenses table for your trust shows the sales fee calculation at a $10 public offering price per unit and the following examples illustrate the sales fee at prices below and above $10. For 15-Month Trusts, if the public offering price per unit fell to $9, the maximum sales fee would be $0.1665 (1.85% of the public offering price per unit), which consists of an initial sales fee of -$0.0185, a deferred sales fee of $0.135 and a creation and development fee of $0.05. If the public offering price per unit rose to $11, the maximum sales fee would be $0.2035 (1.85% of the public offering price per unit), consisting of an initial sales fee of $0.0185, a deferred sales fee of $0.135 and a creation and development fee of $0.05 for such trusts. For 2-Year Trusts, if the public offering price per unit fell to $9, the maximum sales fee would be $0.2475 (2.75% of the public offering price per unit), which consists of an initial sales fee of -$0.0275, a deferred sales fee of $0.225 and a creation and development fee of $0.05. If the public offering price per unit rose to $11, the maximum sales fee would be $0.3025 (2.75% of the public offering price per unit), consisting of an initial sales fee of $0.0275, a deferred sales fee of $0.225 and a creation and development fee of $0.05 for such trusts. The

You pay a fee in connection with purchasing units. We refer to this fee as the “transactional sales fee”. The transactional sales fee has both an initial and a deferred component. For 15-Month Trusts, the transactional sales fee equals 1.35% of the public offering price per unit based on a $10 public offering price per unit. For the 2-Year Trusts, the transactional sales fee equals 2.25% of the public offering price per unit based on a $10 public offering price per unit. The percentage amount of the transactional sales fee is based on the unit price on your trust’s inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under “Fees and Expenses” for your trust.

You pay the initial sales fee, if any, at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 1.85% or 2.75% of the public offering price per unit, as applicable) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be 0.00% of the public offering price per unit at a public offering price per unit of $10. If the public offering price per unit exceeds $10, you will be charged an initial sales fee equal to the difference between the total sales fee percentage (maximum of 1.85% or 2.75% of the public offering price per unit, as applicable) and the sum of the remaining fixed dollar deferred sales fee and total fixed dollar creation and development fee. The deferred sales fee is fixed at $0.135 per unit for 15-Month Trusts and $0.225 per unit for 2-Year Trusts. Your trust pays the deferred sales fee in equal monthly installments as described under “Fees and Expenses” for your trust. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

Understanding Your Investment	65

these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

Initial sales fee	0.00%
Deferred sales fee	0.00%
Transactional sales fee	0.00%
Creation and development fee	0.50%
Total sales fee	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a trust.

Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms except as otherwise provided herein. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this paragraph actual sales fee that may be paid by an investor may differ slightly from the sales fees shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee for 15-Month Trusts is equal to 1.85% of the public offering price and for 2-Year Trusts is equal to 2.75% of the public offering price and does not include deferred payments (i.e. unitholders who buy in the secondary market after collection of the deferred sales fees are not charged deferred sales fees).

Minimum Purchase. The minimum amount you can purchase appears under “Essential Information” for your trust, but such amounts may vary depending on your selling firm.

Reducing Your Sales Fee. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional’s responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from

66	Understanding Your Investment

platform will be executed at the public offering price per unit less the applicable dealer concession. This discount applies during the initial offering period and in the secondary market.

Retirement Accounts. Your portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

How to Sell Your Units

You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.AAMlive.com or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker- dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

Notwithstanding the above, we also waive a portion of the sales fee for purchases made by employees (including employee-related accounts according to Morgan Stanley’s account linking rules) of Morgan Stanley and its affiliates who purchase units through a Morgan Stanley Wealth Management brokerage account. These purchases are made at the public offering price per unit less the applicable regular dealer concession. These discounts apply to initial offering period and secondary market purchases. This employee discount is subject to the policies of Morgan Stanley.

Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of your trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

Certain Self-Directed Brokerage Platforms. Purchases of units through E*TRADE and/or any other Morgan Stanley self-directed brokerage

Understanding Your Investment	67

delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust’s life. We may discontinue this option upon sixty days notice.

Rollover Option.We currently intend to offer a subsequent series of your trust for a rollover when the current trust terminates. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale to redeem your units with the trustee on any business day for the current redemption price.

Redeeming Units. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee prior to the close of regular trading on the New York Stock Exchange, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the close of regular trading on the New York Stock Exchange, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take one business day). The only time the trustee can

68	Understanding Your Investment

with any excess capital on each distribution date to unitholders of record on the preceding record date. If your trust is a “grantor trust” for federal tax purposes, the trust will generally only make a distribution if the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement. The record and distribution dates and the tax status are shown under “Essential Information” in the “Investment Summary” section of this prospectus for your trust. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it is structured as a “regulated investment company” for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends and other income distributions or trust expenses change.

When your trust receives dividends and other income distributions from a portfolio security, the trustee credits such payments to the trust’s accounts. In an effort to make relatively regular income distributions, if your trust is a “regulated investment company” for tax purposes and makes monthly distributions, your trust’s monthly income distribution is equal to one twelfth of the estimated net annual income distributions to be received by your trust after deduction of trust operating expenses. Because a trust does not receive income distributions from the portfolio securities at a constant rate throughout the year, the income distributions to unitholders from such a trust may be more or less than the amount credited to your trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by a trust on the ensuing record date.

Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time and paying sales fees annually may cause investors to under-perform similar products that are perpetual in nature and do not require rollovers with additional sales fees and applicable expenses.

We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of any future trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer a rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Understanding Your Investment—Taxes”.

Distributions

Distributions. Your trust generally pays distributions of its net investment income along

Understanding Your Investment	69

militant groups in the Middle East have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East and the United States. The hostilities and sanctions resulting from those hostilities could have a significant impact on certain trust investments as well as trust performance. These hostilities may escalate and any existing or future sanctions could have a severe adverse effect on these regions and their economies, currencies, and companies as well as negatively impact other regional and global economic markets of the world, companies in such countries and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the hostilities and sanctions may have a negative effect on the trust’s investments and performance beyond any direct exposure to these regions’ companies or those of adjoining geographic regions. The extent and duration of the military action or future escalation of such hostilities; the extent and impact of existing and any future sanctions, market disruptions and volatility; and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant negative impact on certain trust’s investments as well as the trust’s performance, and the value or liquidity of certain securities held by the trust may decline significantly.

Selection Risk. Selection risk is the risk that the securities selected for inclusion by your trust or by a fund’s management will underperform the markets, relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money or earn less money than other comparable investments.

Equity Securities. Your trust and/or certain funds held by your trust may invest in securities representing equity ownership of a company. Investments in such securities are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are also provide an annual report on your trust’s activity and certain tax information at the sponsor’s website at AAMLive.com in the UIT Tax Center area and retrievable by CUSIP. You may also request a copy of the annual report to be sent to you by calling the sponsor at 1-877-858-1773. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund. Market values of securities held by your trust may be impacted by significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of the securities in the portfolio and your trust.

Additional Market Disruption Risk. Ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Hamas and other

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increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Income Payment Risk. Income payment risk is the risk that an issuer of a security is unwilling or unable to meet its obligation to pay income and/or principal on the security.

Call Risk. Certain funds held by your trust may invest in securities that include call provisions which may expose the trust or funds to call risk. Call risk is the risk that the issuer redeems or “calls” a security. An issuer might call a security if interest rates fall and the security pays a higher interest or dividend rate or if it no longer needs the money for the original purpose. If an issuer calls a security, the investor holding such security will receive principal but future income distributions will fall. Investors might not be able to reinvest these proceeds at as high a yield. A security’s call price could be less than the price paid for the security and could be below the security’s original par or face value. Certain securities may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the securities were used, and various other events.

Closed-End Funds. Your portfolio may invest in shares of closed-end investment companies. Closed-end funds are subject to various risks, including but not limited to management’s ability to meet the closed-end fund’s investment objective including when the underlying securities are redeemed or sold, risks associated with the use of leverage and borrowing and risks associated with shares of the fund trading at a discount or premium to the fund’s net asset value. You should understand the section titled “Understanding Your Investment—Closed-End Funds” before you invest.

Non-Diversification Risk. Certain funds held by your trust may be classified as “non-diversi-

traded on among other risks as described herein.

Fixed Income Securities. Certain funds held by your trust may invest in fixed income securities and similar securities. Fixed income securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by a fund. This could cause the value of your units to fall and may reduce the level of dividends a fund pays which would reduce your income. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact the ability of borrowers to make principal or interest payments on securities, when due.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities held by a fund will fall if interest rates

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BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations. BDCs may enter into hedging transaction and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the fied”. Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Business Development Company Risk. Certain funds held by your trust may invest in business development companies (“BDCs”). BDCs are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act of 1940. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment. BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such

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Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, if/when your trust acquires shares of investment companies shareholders bear both their proportionate share of fees and expenses in your trust and, indirectly, the expenses of the underlying investment companies. Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by your trust. There are certain regulatory limitations on the ability of your trust to hold other investment companies which may impact your trust’s ability to invest certain funds, may impact the weighting of a fund in your trust’s portfolio and may impact your trust’s ability to issue additional units in the future.

Sector Concentration Risk. Sector concentration risk is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the exposure to such sectors through the securities held by your trust are concentrated within a particular sector. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio. Refer to the “Principal Risks” in the “Investment Summary” section for your trust in this prospectus for sector concentrations.

Your trust may invest significantly in securities of companies in the communication services sector. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. If your trust invests in BDCs, then your trust will indirectly bear these expenses. These expenses may fluctuate significantly over time. If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

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adversely impact companies within this sector, including companies involved in travel, entertainment and retail consumer goods and services.

Your trust may invest significantly in securities of companies in the financials sector. Companies in the financials sector may include banks, thrifts and their holding companies, finance companies, investment managers, broker- dealers, insurance and reinsurance companies and mortgage real estate investment trusts (“REITs”). Financial companies are subject to extensive governmental regulation which may limit their permitted activities and affect their ability to earn a profit. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole.

In addition, deterioration in general economic conditions can have an adverse impact on financial companies. Deteriorating economic fundamentals may increase the risk of default or insolvency of particular financial institutions, negatively impact market value, cause credit spreads to widen and reduce bank balance sheets. Financial difficulties of borrowers, limited access to capital, deterioration of credit markets and unstable interest rates can have a disproportionate effect on the financials sector. Financial companies may be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a company’s financial condition or prospects, could adversely affect its business. For example, any failure of a bank can result in disruption to the broader banking industry or markets generally, which may also people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Your trust may invest significantly in securities of consumer products and services companies. These companies manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers’ disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products and services over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive. Consumer products and services companies may be negatively impacted by conditions caused by the spread of public health crises. Public health crises may

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various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks, thrifts and their holding companies are already facing tremendous pressure from mutual funds, brokerage firms and other providers in the com petition to furnish services that were traditionally offered by banks and thrifts.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies’ profits may be adversely affected by increased government regulations or tax law changes.

heighten market volatility and reduce liquidity. Financial markets are becoming increasingly intertwined on a global scale and adverse economic conditions in one country or region may impact financial companies around the world. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses. Financial companies are also subject to intense competition, which could adversely affect the profitability or viability of such companies.

Under certain circumstances, financial companies may be required to accept or borrow significant amounts of capital from government sources. There is no guarantee that governments will provide any such relief in the future and no certainty that such relief will mitigate the effects of any failure of a financial institution on the economy or otherwise strengthen public confidence in financial institutions. These actions may cause the securities of many companies in the financials sector to decline in value.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; currency exchange rates; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. Banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations which impose strict capital requirements and limitations on the permissible activities that banks and thrifts may pursue. In addition, these companies face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer

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may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans. We are unable to predict the effect of any of these proposals, if enacted, on the issuers of securities in your trust.

Your trust may invest significantly in securities of companies in the industrials sector. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate. Risk associated with real estate investments include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Your trust may invest significantly in securities of companies in the health care sector. Companies in the health care industry are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns

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securities and income payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of income payments on foreign securities will fluctuate similarly with changes in foreign currency values.

Brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. The increased expense of investing in foreign markets may reduce the amount an investor can earn on its investments and typically results in a higher operating expense ratio than investments in only domestic securities. Custody of certain securities may be maintained by a global custody and clearing institution. Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of domestic securities. Round lot trading requirements exist in certain foreign securities markets which could cause the proportional composition and diversification of the portfolio to vary when the trust buys or sells securities.

Certain foreign securities may be held in the form of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of the trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

Foreign Issuer Risk. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also make payments and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign

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Supranational Entities’ Securities. Certain funds held by your trust may invest in obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the World Bank). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and a fund may lose money on such investments.

Small and Mid-Size Companies. Your trust may invest in securities issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information. In particular, companies with smaller capitalizations may be less financially secure, depend on a smaller number of key personnel and generally be subject to more unpredictable price changes than larger, more established companies and the markets as a whole. Smaller capitalization and emerging growth companies may be particularly sensitive to changes in interest rates, borrowing costs and earnings.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a security may prepay their obligations earlier than expected. Such prepayments will result in early distributions to a fund holding such security and such funds may be unable to reinvest such amounts at the yields originally invested which could adversely impact the funds and your trust. Certain bonds held similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian’s services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.

Emerging Markets. Your trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delistings. Differences in applicable regulatory, accounting, auditing and financial reporting and recordkeeping standards create difficulties in evaluating emerging market companies due to lower quality or less available financial information. Additionally, the rights and remedies available to investors in emerging market securities may be more limited than those available for investments in more developed markets. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries. The limitations associated with investments in emerging market companies could impact your trust’s ability to achieve its investment objective.

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market value as they approach maturity when the principal value becomes payable. Because part of the purchase price is effectively returned not at maturity but through current income payments, early redemption of a premium bond at par or any other amount below the purchase price will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may occur at times when the bonds have a market value that represents a premium over par or, for original issue discount securities, a premium over the accreted value.

Municipal Bonds. Certain funds held by your trust may invest in municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer’s financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity. Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer’s ability to make income distributions generally depends on by the funds may include call provisions which expose such funds and your trust to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, a fund holding such bond will receive principal but future interest distributions will fall. Such fund might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events.

Extension Risk. When interest rates rise, among other factors, issues of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

Market Discount. Certain funds held by your trust may invest in bonds whose current market values were below the principal value on the purchase date. A primary reason for the market value of such bonds being less than the principal value is that the interest rate of such bonds is at a lower rate than the current market interest rates for comparable bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity.

Premium Bonds. Certain funds held by your trust may invest in bonds whose current market values were above the principal value on the purchase date. A primary reason for the market value of such bonds being higher than the principal value is that the interest rate of such bonds is at a higher rate than the current market interest rates for comparable bonds. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in

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Sovereign Debt. Certain funds held by your trust may invest in sovereign debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Certain funds held by your trust may invest in obligations of the U.S. Government. Obligations of U.S. Government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. Government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. Government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. Government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. Government would provide financial support to any of these entities if it is not obligated to do so by law.

U.S. Treasury Obligations. Certain funds held by your trust may invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a fund and would therefore impact the price of both the fund shares and your trust units. Among other things, inflation, interest rate changes, international unrest (including the ongoing wars in Gaza and the Ukraine) and public health crises, may adversely impact state and political subdivisions’ ability to make payments on debt obligations when due and may negatively impact the value of bonds issued by such state and political subdivisions.

California Risks.  Because the Cohen & Steers California Municipal Closed-End Portfolio invests in closed-end funds that invest primarily in California municipal securities, that trust is more susceptible to the adverse economic, political or regulatory occurrences affecting the state of California and issuers of California municipal securities. The creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and that there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The state of California, as the rest of the nation, has been slowly emerging from an economic recession that began at the end of 2007, marked in California by high unemployment, a steep contraction in housing construction and home values, a drop in state-wide assessed valuation of property for the first time on record, a year-over-year decline in personal income in California for the first time in 60 years, and a sharp drop in taxable sales. California is still in the process of recovering and continues to face significant financial challenges.

All outstanding general obligation bonds of the State are currently rated “AA-” by Standard and Poor’s and “Aa2” by Moody’s. Further information concerning California risk factors may be obtained upon request to the sponsor as described in “Additional Information.”

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institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by the funds in senior loans and similar transactions involves risk that the borrowers under such transactions may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, senior loans generally have floating interest rates that may have been tied to the London Inter-Bank Offered Rate (“LIBOR”) which has ceased publication. Transitioning to the Secured Overnight Financing Rate (“SOFR”), or any alternative reference rate, may affect the value, liquidity or return on certain investments previously based on LIBOR. Senior loans are generally below investment grade quality and may be unrated at the time of investment. Senior loans may not fall within the definition of “securities” and are generally not registered with the SEC and therefore an investor in senior loans may not receive the protection of the federal securities laws. Senior loans are also generally not registered with state securities commissions and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of securities.

Covenant-Lite Loans. Certain funds held by your trust may invest in “covenant-lite” loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less the full faith and credit of the United States. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates.

High Yield or “Junk” Securities. Certain funds held by your trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. High yield or “junk” securities, the generic names for securities rated below “BBB” by Standard & Poor’s or “Baa” by Moody’s, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. The market for high yield securities is smaller and less liquid than that for investment grade securities. High yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Senior Loans. Certain funds held by your trust may invest in senior loans and similar transactions. Senior loans are issued by banks, other financial

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vertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

Floating Rate Instruments. Certain funds held by your trust may invest in floating rate securities. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing your trust to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Certain funds held by your trust may invest in asset-backed securities (“ABS”). ABS are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans, and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher. Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder the funds’ ability to reprice credit risk associated with the borrower and reduce the funds’ ability to restructure a problematic loan and mitigate potential loss. As a result, the funds’ exposure to losses on such investments is increased, especially during a downturn in the credit cycle. Risks associated with investments in covenant-lite loans may be significant in current market conditions.

Convertible Securities. Certain funds held by your trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security’s “conversion price.” The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, con-

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them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the funds’, and therefore your trust’s, returns because the funds may have to reinvest that money at lower prevailing interest rates.

Restricted Securities. Certain funds held by your trust may invest in securities that may only be resold pursuant to Rule 144A under the Securities Act of 1933. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, a fund may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the fund might obtain a less favorable price than that which prevailed when it decided to sell.

Covered Call Option Strategies. Certain funds held by your trust may invest using covered call option strategies. You should understand the risks of these strategies before you invest. In employing a covered call option strategy, a fund will generally buy a stock or basket of stocks and also write (sell) call options that correspond to that stock or basket of stocks (reference asset) in exchange for premiums. These call options will give the option buyer the right, but not the obligation, to purchase a security from the fund at the strike price on the options expiration date for European style options or any time prior to the option’s expiration date for American style options. The ability to successfully implement the fund’s investment strategy depends on the ability of the fund’s investment adviser to predict perti-

the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Certain funds held by your trust may invest in mortgage-backed securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making

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income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as your trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Preferred Securities. Certain funds held by your trust may invest in preferred securities including preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Most retail-available preferred securities have a $25 par (or “face”) value but can also have par values of $50 or $1,000. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a nent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment, or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price or a cash payment representing the difference between the value of the reference asset and the exercise price for options that are cash-settled. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but retains the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expiration. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate

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as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such

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impacted the value of some real estate and related businesses. Public health crises and governmental responses to these crises may adversely impact the demand for some categories of commercial and retail space. As many businesses have shifted to operating via remote-working programs, the need for office space has been reduced. This may have an adverse impact on real estate companies which provide space to these businesses.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Real Estate Investment Trusts. Your trust may invest in securities issued by real estate investment trusts (“REITs”). Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

Real Estate Related Securities. Your trust and/or certain funds held by your trust may invest in securities providing exposure to real estate investments. Risks associated with the ownership of real estate include, among other factors, changes in general U.S., global and local economic conditions, decline in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements, including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers. Real estate related securities may be negatively impacted by conditions caused by the spread of public health crises. Public health crises may adversely impact many individuals and businesses resulting in an inability to pay all or a portion of their contracted rent on retail and commercial space, which created cashflow difficulties for many landlords and adversely

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borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

REITs may be negatively impacted by conditions caused by the spread of public health crises. Public health crises may adversely impact many individuals and businesses resulting in an inability to pay all or a portion of their contracted rent on retail and commercial space, which created cashflow difficulties for many landlords and adversely impacted the value of some real estate and related businesses. Public health crises and governmental responses to these crises may adversely impact the demand for some categories of commercial and retail space. As many businesses shifted to operating via remote- working programs, the need for office space has been reduced. This may have an adverse impact on REITs that invest in real estate which provide space to these businesses.

Derivatives Risk. Certain funds held by your trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and your trust and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions however hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund and your trust. Recent legislation has called for significant increases to the regulation of the derivatives market. Regulatory changes and rulemaking is ongoing and the full impact may not be known for some time. This increased regulation may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap”, increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds’ use of derivatives is regulated. We cannot predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and

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may be subject to future legislation, regulation or administrative pronouncements.

Swaps. Certain funds held by your trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by your trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by your trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by your trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its

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obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Options. Certain funds held by your trust may engage in options transactions. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreased or remained the same (in the case of a call option) or increased or remained the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

Repurchase Agreement Risk. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by your trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by your trust may have exposure to the commodities market. This exposure could expose such funds and your trust to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Money Market Securities. Certain funds held by your trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Alternative Minimum Tax Risk.  While certain distributions from the Cohen & Steers California Municipal Closed-End Portfolio, Series 2025-1 may be exempt from certain taxes, a portion of such distributions may be taken into account in computing the alternative minimum tax on individuals. Tax exempt interest dividends may affect the corporate alternative minimum tax for certain corporations that are considered “applicable corporations” as defined under the Internal Revenue Code.

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closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the closed-end funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The use of leverage may cause a closed-end fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements.

Certain closed-end funds held by your trust may engage in borrowing. Borrowing may exaggerate changes in the net asset value of a fund’s shares and in the return on a fund’s portfolio. Borrowing will cost a fund interest expense and other fees. The costs of borrowing may reduce a fund’s return. Borrowing may cause a fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations.

Certain closed-end funds held by your trust may engage in securities lending. Securities lending involves the risk that the borrower may fail to return the securities in a timely manner or at all. As a result, a fund could lose money and there may be a delay in recovering the loaned securities. A fund could also lose money if it does not recover the securities and/or the value of the collateral falls, including the value of investments made with cash collateral. These events could trigger adverse tax consequences for a fund.

Only the trustee may vote the shares of the closed-end funds held in your trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust may be required, however, to reject any offer

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by your trust or the underlying funds held by your trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

No FDIC Guarantee. An investment in your trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Closed-End Funds

Closed-end funds are a type of investment company that holds an actively managed portfolio of securities. Closed-end funds issue shares in “closed-end” offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds do not have to manage fund liquidity to meet potentially large redemptions.

Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of

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designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

•to pay expenses,

•to issue additional units or redeem units,

•to take actions in response to certain corporate actions and other events impacting portfolio securities,

•in limited circumstances to protect the trust,

•to make required distributions or avoid imposition of taxes on the trust, or

•as permitted by the trust agreement.

When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any available cash proceeds to unitholders.

If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer unless your trust is a “regulated investment company” for tax purposes (see “Essential Information—Tax Structure” in the “Investment Summary” section for your trust in this prospectus). If your trust is a “regulated investment company” for tax purposes and an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee may either vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security at the direction of the sponsor.

If any issuance, exchange or substitution of new or exchanged securities or property in exchange for a trust portfolio security occurs for securities or other property in exchange for portfolio securities as described under “How the Trust Works—Changing Your Portfolio.”

How the Trust Works

Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created your trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on your trust’s inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment. In selecting securities to be included in the trust’s portfolio, your trust may be limited in its ability to purchase certain securities due to limits imposed by the Investment Company Act of 1940 or due to limits associated with exemptions under the Investment Company Act of 1940 and related agreements. The triggering of these limits may be related to holdings of other trusts sponsored by us, other funds or accounts managed by us and/or our holdings and the holdings of our affiliated persons. Failure to comply with these limits could result in the trust being obligated to liquidate certain of the trust’s holdings. The trust’s inability to invest in certain securities and forced liquidation of certain securities due to these limits could adversely impact your investment.

Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we

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place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee which would financially benefit these firms and creates a potential conflict of interest.

Amending the Trust Agreement. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

Termination of Your Trust. Your trust will terminate on the termination date set forth under “Essential Information” in the “Investment Summary” section of this prospectus for your trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales fee that you paid.

You will receive your final distribution within a reasonable time (generally within three days) following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of your trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers

(regardless of any action or rejection by a trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities or property.

If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. If your trust is a “regulated investment company” for tax purposes, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the supervisor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust’s inception date. If your trust intends to qualify as a regulated investment company under federal tax laws, it must satisfy certain conditions including diversification tests based on the value of its investments in order to continue to qualify as a regulated investment company and have special tax treatment. The sponsor may instruct the trustee to take action to the extent necessary to ensure that your portfolio continues to satisfy the qualifications of a regulated investment company and avoid the tax consequences of failure to continue to qualify as a regulated investment company.

We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it

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or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

The Trustee. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 240 Greenwich Street, 22W Floor, New York, NY 10286. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

How We Distribute Units. We sell units to the public through broker-dealers and other firms. These distribution firms each receive part of the sales fee when they sell units. During the initial offering period, the broker-dealer concession or agency commission for broker-dealers and other firms is 1.25% of the public offering price per unit at the time of the transaction for 15-Month Trusts and 2.00% of the public offering price per unit at the time of the transaction for 2-Year Trusts. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as “Volume Concession A” and “Volume Concession B.” The trusts offered in this prospectus are Volume Concession A trusts. Broker-dealers and other firms that sell units of any Volume Concession A and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

Sun Life Financial Inc. holds an indirect majority interest in the sponsor’s parent company, AAM Holdings, Inc. Sun Life Financial Inc. is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional clients.

We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor

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Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of compensation paid to selling firms from time to time. Some brokerdealers and other selling firms may limit the compensation they or their representatives receive in connection with unit sales. As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers and other firms who sell units of your trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust’s prospectus and are paid out of AAM’s own assets.

The additional concession for sales in a calendar month is based on total initial offering period sales of all Volume Concession A trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

Initial Offering Period Sales In Preceding 12 Months	Volume Concession
$25,000,000 but less than $100,000,000	0.035%
$100,000,000 but less than $150,000,000	0.050
$150,000,000 but less than $250,000,000	0.075
$250,000,000 but less than $1,000,000,000	0.100
$1,000,000,000 but less than $5,000,000,000	0.125
$5,000,000,000 but less than $7,500,000,000	0.150
$7,500,000,000 or more	0.175

We will pay these amounts out of our own assets within a reasonable time following each calendar month.

The volume concessions will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation, the trust’s prospectus must include disclosure related to the additional Volume Concession A compensation; a trust is not eligible for additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to the additional Volume Concession A compensation. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions.

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This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status. Your trust intends to qualify as a “regulated investment company” under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will not pay federal income taxes. If your trust invests in a partnership, an adverse federal income tax audit of that partnership could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust’s distributions into three categories: ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your trust, over other products. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the “Notes to Portfolio” section for your trust.

Taxes—Regulated Investment Companies

This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust qualifies as a “regulated investment company” under federal tax laws. The tax structure of your trust is set forth under “Essential Information—Tax Structure” in the “Investment Summary” section for your trust in this prospectus.

This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

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An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal income tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends, may be taxed at a higher maximum marginal stated federal income tax rate. Some portion of your capital gain dividends may be attributable to the trust’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal income tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one although not initially taxable to you, will result in a reduction in the basis in your units and subsequently could result in you having to pay higher taxes in the future when units are sold or redeemed even if you sell or redeem the units at a loss from your original investment. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales fees. In some cases, however, you may have to adjust your tax basis after you purchase your units.

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be currently deducted. Unitholders who choose to redeem in-kind will incur transaction costs in liquidating securities received and such securities will be subject to market risk until sold.

Rollovers and Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

Treatment of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. You may not be able to deduct some or all of these expenses.

Foreign Tax Credit. If your trust invests in any non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Investments in Certain Non-U.S. Corporations. If your trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

In addition, some portion of the ordinary income dividends on your units that are attributable to dividends received by your trust from shares in real estate investment trusts may be designated by your trust as eligible for a deduction for qualified business income, provided certain holding period requirements are satisfied.

In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not

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In addition, distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. This withholding tax is also currently scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Taxes—Grantor Trusts

This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust is structured as a grantor trust under the federal tax laws. The tax structure of your trust is set forth under “Essential Information—Tax Structure” in the “Investment Summary” section for your trust in this prospectus.

This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

Non-U.S. Investors. If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the trust makes certain elections and certain other conditions are met. Amounts paid to or recognized by a non-U.S. affiliate that are excluded from tax under the portfolio interest, capital gains dividends, short-term capital gains or tax-exempt interest dividend exceptions or applicable treaties, may be taken into consideration in determining whether a corporation is an “applicable corporation” subject to a 15% minimum tax on adjusted financial statement income.

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under what is commonly referred to as the WHFIT regulations.

If your trust is at all times operated in accordance with the documents establishing your trust and certain requirements of federal income tax law are met, your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales fees or trust expenses. Income from the trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from any RIC Shares held by the trust, are generally not included in your net investment income for purposes of this tax.

Your Tax Basis and Income or Loss upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales fees, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust. Your trust is expected to hold one or more of the following: (i) shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes, (ii) equity interests (the “REIT Shares”) in real estate investment trusts (“REITs”) that constitute interests in entities treated as real estate investment trusts for federal income tax purposes, and (iii) shares (the “RIC Shares”) in funds qualifying as regulated investment companies (“RICs”) that are treated as interests in regulated investment companies for federal income tax purposes.

It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by your trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status. Your trust is considered a grantor trust under federal income tax laws. In grantor trusts, investors are deemed for federal income tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the unit owner level. Income passes through to unit owners as realized by the trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by unit owners is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust (“WHFIT”), and falls

Understanding Your Investment	99

date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks. Certain dividends received with respect to the Stocks held by the trust, if any, may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

Dividends from RIC Shares and REIT Shares. Some dividends on REIT Shares or RIC Shares, if any, held by the trust, may be reported by the REIT or RIC as “capital gain dividends,” generally taxable to you as long-term capital gains. Some dividends on RIC Shares may qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining the alternative minimum tax on individuals, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Exempt-interest dividends may affect the corporate alternative minimum tax for certain corporations that are considered “applicable corporations” as defined under the Internal Revenue Code. Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits, or in the case of certain distributions with respect to any REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal stated federal income tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of the capital gain dividends from the RIC Shares, may be taxed at a higher maximum marginal stated federal income tax rate. Some portion of any capital gain dividends you receive might be attributable to a RIC’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal income tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the

100	Understanding Your Investment

Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion. Unitholders who choose to redeem in-kind will incur transaction costs in liquidating securities received and such securities will be subject to market risk until sold.

Rollovers and Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Treatment of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust’s income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may not be able to deduct some or all of these expenses.

If any of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. If you hold a unit for six months or less or if your trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January. Some dividends on the REIT Shares or RIC Shares may be eligible for a deduction for qualified business income provided certain holding period requirements are satisfied.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Dividends Received Deduction. Generally, a domestic corporation owning units may be entitled to the dividends received deduction with respect to many dividends received by a trust if certain holding period and other technical requirements are met.

In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust’s termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a

Understanding Your Investment	101

corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (CFC). If you own 10 percent or more of a CFC (through your trust and in combination with your other investments) or possibly if your trust owns 10 percent or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (“PFIC”) if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. In addition, distributions to, and the gross proceeds from dispositions of units by, (i) certain non U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If a RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that

102	Understanding Your Investment

should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

California Taxes

Chapman and Cutler LLP has examined the income tax laws of the State of California to determine their applicability to the Cohen & Steers California Municipal Closed-End Portfolio, Series 2025-1 (the “California Series”) and to unitholders who are full-time residents of the State of California (“California unitholders”).

The assets of the California Series will consist of shares in entities each of which is taxed as a regulated investment company (each a “RIC” and collectively the “RICs”) for federal income tax purposes (the “RIC Shares”). Certain of such RICs will invest substantially all of their assets in California muncipal bonds (the “California RICs”).

Neither the sponsor nor its counsel to the California Series have independently examined the RIC Shares to be deposited in and held in the California Series or any opinions of counsel with respect thereto. In rendering its opinion, Chapman and Cutler LLP has assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes and (ii) at the close of each quarter of the taxable year of each California RIC, at least 50 percent of the value of such California RIC’s total assets consists of obligations the interest on which is exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the “California Personal Income Tax”).

In the opinion of Chapman and Cutler LLP, counsel to the California Series, in summary under existing California law:

1. The California Series is not an association taxable as a corporation for purposes of the California Corporation Tax Law, and each California unitholder will be treated as the owner of a pro rata portion of the California Series, and the income of such portion of the California Series will be treated as the income of the California unitholders under the California Personal Income Tax.

2. The portion of each dividend paid by a California RIC to the California Series and distributed to a California unitholder which (i) is excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California unitholder, (ii) is properly reported as an exempt-interest dividend for California income tax purposes in written statements furnished to its shareholders and (iii) does not exceed the amount of interest received by the California RIC during its taxable year (minus certain nondeductible expenses) on obligations the interest on which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California unitholder, will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the California Series and distributed to a California unitholder. However, dividends other than exempt-interest dividends paid by a California RIC will generally be taxable for purposes of the California Personal Income Tax.

3. Each California unitholder of the California Series will generally recognize gain or loss for California Personal Income Tax purposes if the trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when the California unitholder redeems or sells units of the California Series, to the extent that such a transaction results in a recognized gain or loss to such California unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for federal income tax purposes and for California Personal Income Tax purposes, and California unitholders are advised to consult their own tax advisors.

4. Under the California Personal Income Tax, a portion of the interest on indebtedness incurred or continued by a California unitholder to purchase units in the California Series is not deductible for purposes of the California Personal Income Tax.

Understanding Your Investment	103

Chapman and Cutler LLP has expressed no other opinion with respect to taxation under any other provisions of the California law. This disclosure does not address the taxation of persons other than full time residents of California and relates only to California unitholders subject to the California Personal Income Tax. Chapman and Cutler LLP has expressed no opinion with respect to the taxation of California unitholders subject to the California Corporation Tax Law and such California unitholders are advised to consult their own tax advisors. Please note, however, that dividends from the RIC Shares attributed to a California unitholder that is subject to the California Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax and its California income tax. Neither the sponsor nor its counsel to the California Series has independently examined any of the RIC Shares to be deposited and held in the California Series or any assets to be held by the RICs, or any documents or opinions of counsel with respect thereto. Ownership of the units may result in other California tax consequences to certain taxpayers and prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

Expenses

Your trust will pay various expenses to conduct its operations. The “Fees and Expenses” section for each trust in this prospectus shows the estimated amount of these expenses.

The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per unit. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemp-

tion or exchange of units before the close of the initial public offering period.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

Other Matters

Legal Matters. Chapman and Cutler LLP acts as counsel for your trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

Independent Registered Public Accounting Firm. Deloitte & Touche LLP, independent registered public accounting firm, audited the statements of financial condition and the portfolios included in this prospectus.

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Additional Information

This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

Understanding Your Investment	105

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders and the Sponsor, Advisors Asset Management, Inc., of Advisors Disciplined Trust 2264 Opinion on the Statements of Financial Condition

We have audited the accompanying statements of financial condition of Advisors Disciplined Trust 2264, comprising:

•Blue Chip Portfolio

•Bulldog International Portfolio — A Cyrus J. Lawrence LLC (“CJL”) Portfolio

• Cohen & Steers California Municipal Closed-End Portfolio

•Dividend Advantage Portfolio

•Dividend Sustainability Portfolio

•The Dow® Value Ten Portfolio

•Strategic High 80 Dividend Portfolio

•Ubiquitous Strategy Portfolio — 15 Month, A Pence Capital Management, LLC Portfolio

•WCA Rising Dividend Portfolio

(collectively, the “Trust”), including the portfolios, as of the opening of business on February 25, 2025 (Initial Date of Deposit), and the related notes. In our opinion, the statements of financial condition presents fairly, in all material respects, the financial condition of the Trust as of the opening of business on February 25, 2025 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of financial condition are the responsibility of Advisors Asset Management, Inc., the sponsor of the Trust. Our responsibility is to express an opinion on these statements of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statements of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust’s Sponsor, as well as evaluating the overall presentation of the statements of financial condition. Our procedures included confirmation of the cash or irrevocable letter of credit held by The Bank of

106	Understanding Your Investment

New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statements of financial condition, as of the opening of business on February 25, 2025, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Denver, Colorado
February 25, 2025

We have served as the auditor of one or more investment companies sponsored by Advisors Asset Management, Inc. since 2024.

Understanding Your Investment	107

See Notes to Statements of Financial Condition on page 108.

(Continued)

Advisors Disciplined Trust 2264 Statements of Financial Condition as of February 25, 2025	Blue Chip Portfolio	Bulldog International Portfolio	Cohen & Steers California Municipal Closed-End Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$367,720	$196,826	$148,924
Total	$367,720	$196,826	$148,924
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$1,802	$964	$730
Deferred sales fee (4)	4,964	2,657	3,351
Creation and development fee (4)	1,839	984	745
	8,605	4,605	4,826
Interest of investors:
Cost to investors (5)	367,720	196,826	148,924
Less: initial sales fee (4)(5)	—	—	—
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	8,605	4,605	4,826
Net interest of investors	359,115	192,221	144,098
Total	$367,720	$196,826	$148,924
Number of units	36,772	19,683	14,892
Net asset value per unit	$9.766	$9.766	$9.676

Advisors Disciplined Trust 2264 Statements of Financial Condition as of February 25, 2025	Dividend Advantage Portfolio	Dividend Sustainability Portfolio	The Dow® Value Ten Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$152,502	$151,811	$148,564
Total	$152,502	$151,811	$148,564
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$747	$744	$371
Deferred sales fee (4)	2,059	2,049	2,006
Creation and development fee (4)	763	759	743
	3,569	3,552	3,120
Interest of investors:
Cost to investors (5)	152,502	151,811	148,564
Less: initial sales fee (4)(5)	—	—	—
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	3,569	3,552	3,120
Net interest of investors	148,933	148,259	145,444
Total	$152,502	$151,811	$148,564
Number of units	15,250	15,181	14,856
Net asset value per unit	$9.766	$9.766	$9.790

108	Understanding Your Investment

Advisors Disciplined Trust 2264 Statements of Financial Condition as of February 25, 2025	Strategic High 80 Dividend Portfolio	Ubiquitous Strategy Portfolio — 15 Month	WCA Rising Dividend Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$147,994	$209,550	$202,039
Total	$147,994	$209,550	$202,039
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$725	$1,027	$990
Deferred sales fee (4)	1,998	2,829	2,728
Creation and development fee (4)	740	1,048	1,010
	3,463	4,904	4,728
Interest of investors:
Cost to investors (5)	147,994	209,550	202,039
Less: initial sales fee (4)(5)	—	—	—
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	3,463	4,904	4,728
Net interest of investors	144,531	204,646	197,311
Total	$147,994	$209,550	$202,039
Number of units	14,799	20,955	20,204
Net asset value per unit	$9.766	$9.766	$9.766

Notes to Statements of Financial Condition

(1)Aggregate cost of the securities is based on the closing sale price evaluations on the most recent business day prior to the trust’s inception date as determined by the evaluator.

(2)Cash or an irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $2,375,000 has been allocated to the trusts ($475,000 for the Blue Chip Portfolio, $275,000 for the Bulldog International Portfolio, $200,000 for the Cohen & Steers California Municipal Closed-End Portfolio, $200,000 for the Dividend Advantage Portfolio, $200,000 for the Dividend Sustainability Portfolio, $200,000 for The Dow® Value Ten Portfolio, $200,000 for the Strategic High 80 Dividend Portfolio, $325,000 for the Ubiquitous Strategy Portfolio — 15 Month, and $300,000 for the WCA Rising Dividend Portfolio), has been deposited with the trustee covering the funds necessary for the purchase of securities in each trust represented by purchase contracts.

(3)A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $0.049 per unit for the Blue Chip Portfolio, Bulldog International Portfolio, Cohen & Steers California Municipal Closed-End Portfolio, Dividend Advantage Portfolio, Dividend Sustainability Portfolio, Strategic High 80 Dividend Portfolio, Ubiquitous Strategy Portfolio — 15 Month and WCA Rising Dividend Portfolio and $0.025 per unit for The Dow® Value Ten Portfolio. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4)The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee for 15-Month Trusts is 1.85% of the public offering price per unit and for 2-Year Trusts is 2.75% of the public offering price per unit. The deferred sales fee for 15-Month Trusts is equal to $0.135 per unit and for 2-Year Trusts is equal to $0.225 per unit. The creation and development fee is equal to $0.05 per unit.

(5)The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

Contents

Investment Summary
A concise description of essential information about the portfolio

2Blue Chip Portfolio

8Bulldog International Portfolio

16Cohen & Steers California Municipal Closed-End Portfolio

22Dividend Advantage Portfolio

29Dividend Sustainability Portfolio

35The Dow® Value Ten Portfolio

41Strategic High 80 Dividend Portfolio

51Ubiquitous Strategy
Portfolio — 15 Month

57WCA Rising Dividend Portfolio

Understanding Your Investment
Detailed information to help you understand your investment

63How to Buy Units

66How to Sell Your Units

68Distributions

69Investment Risks

89Closed-End Funds

90How the Trust Works

94Taxes — Regulated Investment
Companies

97Taxes — Grantor Trusts

102California Taxes

103Expenses

103Other Matters

104Additional Information

105Report of Independent Registered
Public Accounting Firm

107Statements of Financial Condition

Where to Learn More
You can contact us for free information about this and other investments, including the Information Supplement	Visit us on the Internet http://www.AAMlive.com Call Advisors Asset Management, Inc. (877) 858-1773 Call The Bank of New York Mellon (800) 848-6468

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)
Refer to: Advisors Disciplined Trust 2264 Securities Act file number: 333-283246 Investment Company Act file number: 811-21056

Blue Chip Portfolio, Series 2025-1Q

Bulldog International Portfolio,
Series 2025-1Q —
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Prospectus

February 25, 2025

Advisors Disciplined Trust

Information Supplement for Trusts
Investing in Equity and/or Preferred Securities
January 2025

This Information Supplement provides additional information concerning Advisors Disciplined Trust unit investment trusts that have prospectuses dated on and after the date set forth above investing in equity and/or preferred securities. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com or by contacting your financial professional or Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, or at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date set forth above.

General Information

Each trust is one of a series of separate unit investment trusts (“UITs”) created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust’s initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

Each trust is a UIT and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a “RIC”) for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated to, direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

Risk Factors

An investment in units of a trust, and/or shares of other registered investment companies (“funds”) held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

Market Risk. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment. Market values of securities may be impacted by significant events impacting the entire securities market. Examples of such significant events include international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises which may adversely impact market conditions and the performance of securities.

Equity Securities. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

Fixed Income Securities. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income. Among other things, inflation, interest rate changes, related regulatory consequences to corporate debt issuers, international unrest (including the ongoing wars in Gaza and the Ukraine), federal regulatory restrictions on U.S. corporate issuer investments in China and public health crises, may adversely impact the ability of borrowers to make principal or interest payments on securities, when due.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The Federal Reserve has historically risen interest rates as one policy tool to combat inflation, and may do so in the future. The risks associated with rising interest rates are heightened for bonds and other fixed income securities.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies. Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust’s ability to invest in certain funds, the weighting of the fund in a trust’s portfolio and the trust’s ability to issue additional units in the future.

Closed-end Funds. Closed-end investment companies (“closed-end funds”) are actively managed investment companies registered under the Investment Company Act that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, shares of closed-end funds trade on exchanges at market prices rather than at the net asset value of such closed-end fund. Accordingly, closed-end fund shares may trade at a price greater than net asset value (premium) or less than net asset value (discount). For various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors and there can be no assurance that a discount on shares of closed-end funds purchased by a trust will not decrease. Similarly, there can be no assurance that shares of closed-end funds purchased at a premium will stay at the same premium or will not decrease relative to the closed-end fund’s net asset value, which may result in a loss to the trust.

Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Closed-end funds’ governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund’s board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust’s position in that fund will be reduced and the cash will be distributed.

A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a fund’s subscription price per share is below that fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Section 12(d)(1) of the Investment Company Act restricts investments by investment companies in the securities of other investment companies. Rule 12d1-4 under the Investment Company Act allows, subject to certain conditions, a registered investment company to invest in other registered investment companies beyond the limits contained in Section 12(d)(1) of the Investment Company Act, pursuant to certain conditions. Accordingly, the trust and the sponsor are required to comply with the restrictions contained in Section 12(d)(1) and/or the conditions of Rule 12d1-4, as applicable, when the trust invests in the securities of other investment companies.

Business Development Companies. Business development companies (“BDCs”) are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment.

BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock,

BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations.

BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs may issue options, warrants and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

Exchange-Traded Funds. Exchange-traded funds (“ETFs”) are typically investment companies registered under the Investment Company Act with shares that trade on a securities exchange. Shares of ETFs may trade at a discount or premium from their net asset value. If shares of an ETF are sold at a discount, then the trust will receive less than their net asset value. Alternatively, if shares of an ETF are purchased at a premium, then the trust will pay more than their net asset value. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management’s ability to meet the ETF’s investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

Most ETFs replicate the composition or returns of a securities index. These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called “representative sampling,” which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act. These open-end funds have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund’s current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund’s current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the fund’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units.

Some ETFs are UITs. UITs of this type are passively-managed investment companies that are registered under the Investment Company Act. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust’s portfolio and the trust itself are registered UITs. UITs that are ETFs have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT’s current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT’s current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the UIT’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

The trust and the sponsor maintain investments in ETFs, if any, in accordance with the restrictions contained in Section 12(d)(1) and/or the conditions of Rule 12d1-4, as applicable.

Inverse ETFs. Certain ETFs may be “inverse” ETFs. An inverse ETF, sometimes referred to as a “bear ETF” or “short ETF,” is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value, and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs’ possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs’ ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF’s underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

Leveraged ETFs. Certain ETFs may be “leveraged” ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day’s returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF’s investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF’s longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF’s longer-term performance from a simple multiple of its index’s longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

Non-Diversification Risk. Certain funds held by a trust may be classified as “non-diversified.” Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Foreign Issuers. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, potential trading halts or government bans on buying or selling foreign securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be affected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

Emerging Markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. The rights and remedies associated with emerging market investment securities may differ and be more limited than those available in more developed countries, and the legal remedies in emerging markets are often more limited than the remedies available in the United States. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delistings. Emerging market companies may have lower quality or less information publicly available due to differences in regulatory, accounting, audit, and financial recordkeeping standards. Information that is available may be unreliable or outdated. The limitations associated with investments in emerging market companies could impact the trust’s ability to achieve its investment objective.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors. Further, companies in emerging markets may have less reliable access to capital.

Depositary Receipts. Certain securities in a trust may be in depositary receipt form, including American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act and may be subject to the reporting requirements of the Securities Exchange Act.

For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Currency Risk. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust’s investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust’s investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

Alternative Minimum Tax Risk. While certain of the distributions from the trust may be exempt from certain taxes, a portion of such distributions may be taken into account in computing the alternative minimum tax on individuals. Tax exempt interest dividends may affect the corporate alternative minimum tax for certain corporations that are considered “applicable corporations” as defined under the Internal Revenue Code.

Foreign Government Securities Risk. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer’s ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole, and the issuer’s policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

Supranational Entities’ Securities. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the “World Bank”). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

Small-Cap and Mid-Cap Companies. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Real Estate Investment Trusts. Real estate investment trusts (“REITs”) may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. Additionally, REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate. The Federal Reserve has historically risen interest rates as one policy tool to combat inflation, and may do so in the future. The risks associated with rising interest rates are heightened for bonds and other fixed income securities.

REITs may be negatively impacted by conditions caused by the spread of public health crises. Public health crises may adversely impact many individuals and businesses resulting in an inability to pay all or a portion of their contracted rent on retail and commercial space, which created cashflow difficulties for many landlords and adversely impacted the value of some real estate and related businesses. Public health crises and governmental responses to these crises may adversely impact the demand for some categories of commercial and retail space. As many businesses shifted to operating via remote working programs, the need for office space has been reduced. This may have an adverse impact on REITs that invest in real estate which provide space to these businesses.

Master Limited Partnerships. Master limited partnerships (“MLPs”) are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used and various other events.

Extension Risk. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

“When Issued” and “Delayed Delivery” Bonds. Certain debt obligations may have been purchased on a “when, as and if issued” or “delayed delivery” basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be “at risk” with respect to all “when, as and if issued” and “delayed delivery” bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

Premium Securities. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Market Discount. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

Original Issue Discount Bonds. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

Zero Coupon Bonds. Certain bonds may be “zero coupon” bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Restricted Securities. Certain securities may only be resold pursuant to Rule 144A under the Securities Act. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

Preferred Security Risks. Preferred securities include preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

High Yield Securities. “High yield” or “junk” securities, the generic names for securities rated below BBB by S&P Global Ratings, a division of S&P Global, Inc. (“S&P”) or below Baa by Moody’s Investors Service, Inc. (“Moody’s”) (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below “investment grade” and should be considered speculative as such ratings indicate a quality of less than investment grade. High yield securities are generally not listed on a national securities exchange. Trading of high yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

An investment in “high yield, high-risk” debt obligations or “junk” obligations may include increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high-risk securities resulting in a higher incidence of defaults among high yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Municipal Bonds. Certain municipal bonds are “general obligation bonds” and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipal bonds are “revenue bonds” payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors. Among other things, inflation, interest rate changes, international unrest (including the ongoing wars in Gaza and the Ukraine) and public health crises, may adversely impact state and political subdivisions’ ability to make payments on debt obligations when due and may negatively impact the value of bonds issued by such state and political subdivisions.

Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be insured by the Federal Housing Administration or may be single-family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer’s boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations.

Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility’s gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third-party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party pay or programs.

Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of “no-growth” zoning ordinances.

Certain municipal bonds may be industrial revenue bonds (“IRBs”). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator’s creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity (“lease obligations”). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation is ordinarily backed by the municipality’s covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity’s failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of declining student enrollment, possible inability to raise tuitions and fees sufficiently to cover operating costs, the uncertainty of continued receipt of federal grants and state funding and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport’s gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project; technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

Certain municipal bonds may have been acquired at a market discount from par value at maturity. A “tax-exempt” municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities; technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single-family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Convertible Securities. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loans. Senior loans may be issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the SEC or any state securities commission and generally are not listed on any securities exchange.

An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, senior loans generally have floating interest rates that may be tied to the London Inter-Bank Offered Rate (“LIBOR”) which has ceased publication. Transitioning to the Secured Overnight Financing Rate, or any alternative reference rate, may affect the value, liquidity or return on certain investments previously based on LIBOR.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund’s books. The illiquidity of senior loans may impair a fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Covenant-Lite Loans. Certain funds held by a trust may invest significantly in “covenant-lite” loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher. Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder a fund’s ability to reprice credit risk associated with the borrower and reduce the fund’s ability to restructure a problematic loan and mitigate potential loss. As a result, the fund’s exposure to losses on such investments is increased, especially during a downturn in the credit cycle. Risks associated with investments in covenant-lite loans may be significant in current market conditions.

Floating Rate Instruments. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Asset-backed securities (“ABS”) are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the

Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

Money Market Securities. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Derivatives Risk. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions; however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. The derivatives market is subject to the risk of changing or increased regulation which may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap,” increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds’ use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements. Additionally, the Securities and Exchange Commission (“SEC”) adopted Rule 18f-4 which imposes certain requirements on the usage of derivatives by registered investment companies. Rule 18f-4 imposes limits on the amount of derivatives a fund can enter into, among other requirements, and eliminates other frameworks utilized by funds to comply with Section 18 of the Investment Company Act. Additionally, it requires a fund to treat derivatives as senior securities and requires funds who use more than a limited specified amount of exposure to derivatives to establish a comprehensive derivatives risk management program and appoint a derivatives risk manager. Certain funds held by a trust are required to comply with these requirements which could adversely impact such funds and subsequently a trust.

Options. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange may include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation (“OCC”) may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written (sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund’s capital appreciation potential on the underlying security.

To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund’s adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

If a fund employs a covered call strategy, a fund will generally write (sell) call options on a significant portion of the fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the fund’s investment strategy depends on the fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot affect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Swaps. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Repurchase Agreement Risk. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by a trust may have exposure to the commodities markets. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Concentration Risk. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio.

Communication Services Sector. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector may be subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Consumer Discretionary and Consumer Staples Sectors. The profitability of companies that manufacture or sell consumer products or provide consumer services may be affected by various factors including the general state of the economy and consumer spending trends. The viability of the retail industry depends on the industry’s ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry may require large capital outlays for technological investments. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers may be involved in entering global markets which entail added risks such as sudden weakening of foreign economies, military actions, difficulty in adapting to local conditions and constraints and added research costs. Any future public health crisis may adversely impact companies within these sectors, including but not limited to, companies involved in travel, entertainment and retail consumer goods and services.

Energy Sector. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, military actions, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy sector. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector securities.

Financials Sector. Companies in the financials sector may include banks, thrifts and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Financial companies are subject to extensive governmental regulation which may limit their permitted activities and affect their ability to earn a profit. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole.

In addition, deterioration in general economic conditions can have an adverse impact on financial companies. Deteriorating economic fundamentals may increase the risk of default or insolvency of particular financial institutions, negatively impact market value, cause credit spreads to widen and reduce bank balance sheets. Financial difficulties of borrowers, limited access to capital, deterioration of credit markets and unstable interest rates can have a disproportionate effect on the financials sector. Financial companies may be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a company’s financial condition or prospects, could adversely affect its business. For example, any failure of a bank can result in disruption to the broader banking industry or markets generally, which may also heighten market volatility and reduce liquidity. Financial markets are becoming increasingly intertwined on a global scale and adverse economic conditions in one country or region may impact financial companies around the world. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses. Financial companies are also subject to intense competition, which could adversely affect the profitability or viability of such companies. Under certain circumstances, financial companies may be required to accept or borrow significant amounts of capital from government sources. There is no guarantee that governments will provide any such relief in the future and no certainty that such relief will mitigate the effects of any failure of a financial institution on the economy or otherwise strengthen public confidence in financial institutions. These actions may cause the securities of many companies in the financials sector to decline in value.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, currency exchange rates, volatile interest rates, portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry, and competition from new entrants in their fields of business. Bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. Banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations, which impose strict capital requirements and limitations on the permissible activities that banks and thrifts may pursue. In addition, these companies may face increased competition from non-traditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks, thrifts and their holding companies face tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks and thrifts.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Already extensive regulated, insurance companies’ profits may be adversely affected by increased government regulations or tax law changes.

In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

The state insurance regulatory framework is also subject to the risk of federal and state legislatures potentially enacting laws that alter or increase regulation of insurance companies and insurance holding company systems. Previously, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non- conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate (as discussed herein).

Health Care Sector. Health care companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the health care field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including, among other things, pandemics and epidemics, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs. Legislative proposals concerning health care are proposed in Congress from time to time. These proposals may span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of prepaid health care plans.

Industrials Sector. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

Information Technology Sector. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company’s products or in the market for products based on a particular technology could have a material adverse effect on an issuer’s operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high- technology common stocks to fluctuate substantially. In addition, technology company stocks may experience extreme price and volume fluctuations that are often unrelated to the operating performance of such companies. Such market volatility may adversely affect the price of shares of these companies.

Some key components of certain products of technology issuers may be available only from single sources. There can be no assurance that suppliers will be able to meet the demand for components in a timely and cost-effective manner. Accordingly, an issuer’s operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, technology issuers may have a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer’s technology. In addition, due to the increasing public use of the internet and connectivity of devices, information technology companies are increasingly the subject of legal inquiries and legislative proposals. It is possible that new laws and regulations may be adopted to address issues such as privacy, pricing, monopolistic characteristics, and the character and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

Materials Sector. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Real Estate Sector. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).

Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may also be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

Real estate related securities may be negatively impacted by conditions caused by the spread of public health crises. Public health crises may adversely impact many individuals and businesses resulting in an inability to pay all or a portion of their contracted rent on retail and commercial space, which created cashflow difficulties for many landlords and adversely impacted the value of some real estate and related businesses. Public health crises and governmental responses to these crises may adversely impact the demand for some categories of commercial and retail space. As many businesses have shifted to operating via remote-working programs, the need for office space has been reduced. Any future public crisis may adversely impact REITs that invest in real estate which provide space to these individuals and businesses.

Utilities Sector. General problems of utility companies include risks of increases in energy and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations that may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics including military actions, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

California. The trust may be exposed to the risks associated with California broadly through its investment, if any, in funds that invest in obligations of the state of California or various California municipal obligations, and as such may be affected by economic, regulatory or political developments affecting the ability of California issuers to pay interest or repay principal. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is neither a complete nor a comprehensive description of these factors or an analysis of financial conditions, and it may not be indicative of the financial condition of issuers of obligations or of any particular projects financed with the proceeds of such obligations. Factors such as state or local legislation or policy changes, constitutional limitations affecting the ability of the state and municipalities to address financial downturns without voter approval, the impact of federal tax law changes, erosion of the tax base or reduction in revenues of California or one or more local governments, the threat or the effects of terrorist acts, the effects of possible natural disasters (including but not limited to the risk of earthquakes, climate change, flooding and wildfires), increased demand for entitlement-based and claims-based programs such as Medicaid, public assistance and general public health or other economic or credit problems affecting California generally or any individual locality (which may directly or indirectly affect the state as a whole), and interest rates may impact the California economy and California’s financial condition. California’s economy is the largest among the 50 states and one of the largest in the world, and although California has a relatively diversified economy, it has concentrations in the computer services, software design, motion pictures and high technology manufacturing industries. A trust, through investments in underlying funds, may be susceptible to developments affecting those industries.

A number of laws and constitutional amendments have been enacted in California over the years, often through voter initiatives, which have made it more difficult for the state to raise taxes, restricted the use of the general fund of the state treasury or special fund revenues, or otherwise limited the legislature and the Governor’s discretion in enacting budgets, including capping the amount of appropriations under some conditions. Because of the complex nature of these initiatives and the ambiguities and possible inconsistencies in their terms, it is not possible to predict with certainty the impact on California debt obligations or on the ability of California or local governments to pay debt service on such California debt obligations. Further initiatives or changes in laws or the California constitution may also affect the ability of California or local issuers to repay their obligations.

It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default. Further, a number of agencies and authorities within California issue obligations secured or payable from specified revenue streams. These obligations are not payable from the general fund of the state treasury and carry different ratings than the general obligation bonds of California. None of these revenue bonds are backed by California’s faith and credit or taxing power.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Please refer to various public documents issued by the state of California for additional information regarding the financial condition of California.

New Jersey. The trust may be exposed to the risks associated with New Jersey broadly through its investment, if any, in funds that invest in obligations of the state of New Jersey or various New Jersey municipal obligations, and as such may be affected by economic, regulatory or political developments affecting the ability of New Jersey issuers to pay interest or repay principal. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is neither a complete nor a comprehensive description of these factors or an analysis of financial conditions, and it may not be indicative of the financial condition of issuers of obligations or of any particular projects financed with the proceeds of such obligations. The trust, through its investments in funds that provide exposure to New Jersey, if any, may be affected by the many factors that affect the financial condition of the state of New Jersey. For example, financial difficulties of the state, its counties, municipalities and school districts that hinder efforts to borrow and credit ratings are factors that may impact the funds in which a trust may invest, and therefore, impact the trust.

Although the state exhibits a diverse economy in the central northeast corridor and has elevated resident wealth and education levels, the cost of living and doing business is very high. Employment levels, personal income and commercial activity contribute significantly to New Jersey tax revenues, and the state could suffer from declines in these or other sources of revenue. Certain factors, including, but not limited to, New Jersey’s debt burden, capital outlays, pension plan obligations and liabilities, health care funding obligations, property taxes, and domestic emigration may adversely affect the ability of the issuers of New Jersey municipal securities to make required payments of interest and principal, as well as the market value and marketability of municipal securities held by a fund in which the trust invests.

It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the state of New Jersey, and there may be no obligation on the part of the state to make payment on such local obligations in the event of default. Historically, a positive credit factor for local government in New Jersey is the strong state oversight of local government operations. New Jersey can, and has, seized control of mismanaged jurisdictions with the full takeover of Atlantic City being the most recent. In addition, New Jersey guarantees the debt service of many local government bond issues, such as those for school districts. However, funding for increased pension contributions and other postemployment benefit liabilities could be passed along to local governments if the increased funding becomes untenable for the state. New Jersey has a number of older urban centers, including Newark and Camden, which present a continuing vulnerability with respect to economic and social problems.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of New Jersey bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Please refer to various public documents issued by the state of New Jersey for additional information regarding the financial condition of New Jersey.

New York. The trust may be exposed to the risks associated with New York broadly through its investment, if any, in funds that invest in obligations of the state of New York or various New York municipal obligations, and as such may be affected by economic, regulatory or political developments affecting the ability of New York issuers to pay interest or repay principal. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is neither a complete nor a comprehensive description of these factors or an analysis of financial conditions, and it may not be indicative of the financial condition of issuers of obligations or of any particular projects financed with the proceeds of such obligations. The trust, through its investments in funds that provide exposure to New York, if any, may be affected by the many factors that affect the financial condition of the state of New York.

New York’s economy and general financial condition affect the ability of state and local governments to raise revenues to make timely payments on their obligations. Unfavorable developments in any economic sector may have far-reaching ramifications on the overall New York municipal market. A variety of events, such as, tax base erosion, state constitutional limits on tax increases, budget deficits and other financial difficulties, changes in the credit ratings assigned to New York’s municipal issuers and natural disasters may have an adverse impact on the funds in which a trust may invest. Such events can negatively impact the state’s credit rating, make it more expensive for the state to borrow money, and impact issuers’ ability to pay their obligations.

As the nation’s financial capital, New York’s economy is heavily dependent on the financial sector and may be sensitive to economic problems affecting the sector. New York also faces a particularly large degree of uncertainty from interest rate risk and equity market volatility. The New York economy tends to be more sensitive to monetary policy actions and to movements in the national and world economies than the economies of other states. The New York economy is diversified across the finance, insurance, real estate, entertainment and services sectors. Any downturn in these sectors or related industries may adversely affect the economy of the state. Certain issuers of New York municipal bonds have experienced serious financial difficulties in the past and reoccurrence of these difficulties may impair the ability of certain New York issuers to pay principal or interest on their obligations. The financial health of New York City affects that of the state, and when New York City experiences financial difficulty it may have an adverse effect on municipal bonds of the state.

Provisions of the New York Constitution and state statutes which limit the taxing and spending authority of New York governmental entities may impair the ability of New York issuers to pay principal and/or interest on their obligations. New York’s Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds. Future New York political and economic developments, constitutional amendments, legislative measures, executive orders, administrative regulations, litigation and voter initiatives as well as environmental events, natural disasters, pandemics, epidemics or social unrest could have an adverse effect on the debt obligations of New York issuers to pay principal or interest on their obligations.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of New York bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Please refer to various public documents issued by the state of New York for additional information regarding the financial condition of New York.

Administration of the Trust

Distributions to Unitholders by Regulated Investment Companies Making Semiannual/Quarterly Distributions or Grantor Trusts. The discussion in this section applies to all trusts other than trusts that are “regulated investment companies” for tax purposes that have monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends and other income distributions received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders’ pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends and other income distributions are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.

Distributions to Unitholders by Regulated Investment Companies Making Monthly Distributions. The discussion in this section applies if your trust is a RIC that has monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust generally pays distributions from its Income Account (pro-rated on an annual basis) along with any excess balance from the Capital Account on each monthly distribution date to unitholders of record on the preceding record date as described in greater detail below. All distributions will be net of applicable expenses. The amount of your distributions will vary from time to time as companies change their dividends and other income distributions or trust expenses change. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter. When the trust receives dividends and other income distributions from a portfolio security, the trustee credits the dividends and other income distributions to the trust’s accounts. In an effort to make relatively regular income distributions, the trust’s distribution from the Income Account on each distribution date to each unitholder is equal to such unitholder’s pro rata share of the cash balance in the Income Account calculated on the basis of a fraction (the numerator of which is one and the denominator of which is the total number of distribution dates per year) of the estimated annual income to the trust for the ensuing twelve months computed as of the close of business on the record date immediately preceding such distribution after deduction of (1) the fees and expenses then deductible pursuant to the trust agreement and (2) the trustee’s estimate of other expenses properly chargeable to the Income Account pursuant to the trust agreement which have accrued as of such record date or are otherwise properly attributable to the period to which such distribution relates. Because the trust does not receive dividends and other income distributions from the portfolio securities at a constant rate throughout the year, the trust’s income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. In the event that the amount on deposit in the Income Account is not sufficient for the payment of the amount intended to be distributed to unitholders on the basis of the computation described above, the trustee is authorized to advance its own funds and cause to be deposited in and credited to the Income Account such amounts as may be required to permit payment of the related distribution to be made as described above. In such an event, the trustee shall be entitled to be reimbursed, without interest, out of income payments received by the trust subsequent to the date of such advance. Any such advance shall be reflected in the Income Account until repaid.

General. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants’ report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

(A)	As to the Income Account:

(1)	the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the Income Account for payment into the Reserve Account;

(4)	the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;

(6)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;

(7)	the aggregate distributions to unitholders; and

(8)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)	As to the Capital Account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the Capital Account for payments into the Reserve Account;

(4)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the deductions for payment of the sponsor’s expenses of organizing the trust;

(6)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7)	the deductions for payment of deferred sales charge and creation and development fee, if any;

(8)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;

(9)	the aggregate distributions to unitholders; and

(10)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)	The following information:

(1)	a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2)	the number of units outstanding on the last business day of such calendar year;

(3)	the unit value based on the last trust evaluation of such trust made during such calendar year; and

(4)	the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

The trustee may furnish such statement by posting it to a website that is set forth in the trust’s prospectus (which may be a publicly available website). A unitholder may request delivery of such statement by contacting the sponsor at the applicable phone number in the trust’s prospectus.

Rights of Unitholders. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

Amendment. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the SEC or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986, as amended. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

Termination. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the trust’s mandatory termination date. If the value of a trust shall be less than 40% of the total value of securities deposited in the trust during the initial offering period, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units of the trust the entire sales charge paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. To the extent possible, the trustee will make an in-kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Income and Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder’s in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon sixty days written notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in-kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

The trustee or successor trustee must deliver a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be delivered to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of each trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor’s headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact Advisors Asset Management, Inc. at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”), and a registrant of the Municipal Securities Rulemaking Board (“MSRB”).

Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

The Evaluator and Supervisor. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee may appoint a successor having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

Limitations on Liability. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to any trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

Expenses of the Trust. The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. For trusts in which the prospectus provides that the creation and development fee be paid at the conclusion of the initial offering period, the trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. For trusts in which the prospectus provides that the creation and development fee will accrue on a daily basis after the close of the initial offering period, the fee will accrue daily from the day after the close of the initial offering period and such amounts of accrued creation and development fee will be paid to the sponsor on a monthly basis. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period. For trusts in which the prospectus provides that the creation and development fee will accrue on a daily basis after the close of the initial offering period, if you sell or redeem units after the initial offering period has closed, you will not pay any unaccrued amounts of the creation and development fee upon sale or redemption of your units.

For services performed under a trust’s trust agreement the trustee shall be paid a fee at an annual rate in the amount per unit set forth in such trust agreement. The trustee shall charge a pro-rated portion of its annual fee at the times specified in such trust agreement, which pro-rated portion shall be calculated on the basis of the largest number of units in such trust at any time during the initial offering period. After the initial offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the initial offering period, as appropriate. The annual trustee fee shall be prorated for any calendar year in which the trustee provides services during less than the whole of such year. The trustee may from time to time adjust its compensation as set forth in the trust agreement provided that total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be calculated and paid in installments by the trustee against the Income and Capital Accounts of each trust; provided, however, that such compensation shall be deemed to provide only for the usual, normal and proper functions undertaken as trustee pursuant to the trust agreement. The trustee shall also charge the Income and Capital Accounts of each trust for any and all expenses and disbursements incurred as provided in the trust agreement.

As compensation for portfolio supervisory services in its capacity as supervisor, evaluation services in its capacity as evaluator and for providing bookkeeping and other administrative services of a character described in Section 26(a)(2)(C) of the Investment Company Act, the sponsor shall be paid an annual fee in the amount per unit set forth in the trust agreement for a trust. The sponsor shall receive a pro-rated portion of its annual fee from the trustee upon receipt of an invoice by the trustee from the sponsor, upon which, as to the cost incurred by the sponsor of providing such services the trustee may rely. Such fee shall be calculated on the basis of the largest number of units in such trust at any time during the initial offering period. After the initial offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the initial offering period, as appropriate. Such annual fee shall be prorated for any calendar year in which the sponsor provides services during less than the whole of such year, but in no event shall such compensation when combined with all compensation received from a trust for providing such services in any calendar year exceed the aggregate cost to the sponsor for providing such services, in the aggregate. Such compensation may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be charged against the Income and/or Capital Accounts of a trust.

The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (h) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (i) expenditures incurred in contacting unitholders upon termination of the trust; and (j) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third-party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, SEC and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of a trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee, and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust may sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

Portfolio Transactions and Brokerage Allocation. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement.

1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1670 (File No. 333-210025) as filed on May 6, 2016.

1.2	Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3	Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

1.6	Advisors Disciplined Trust Rule 12d1-4 Fund of Funds Agreements. Reference is made to Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors

Disciplined Trust Series 1 (File No. 811-21056) as filed on May 14, 2024, Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors Disciplined Trust Series 1 (File No. 811-21056) as filed on August 29, 2024 and Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors Disciplined Trust Series 1 (File No. 811-21056) as filed on February 7, 2025.

2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.

3.1	Opinion and consent of counsel as to legality of securities being registered.

3.2	Opinion and consent of counsel as to the federal income and New York and California state tax status of securities being registered.

3.3	Opinion of counsel as to the Trustee and the Trusts.

4.1	Consent of initial evaluator.

4.2	Consent of independent registered public accounting firm.

6.1	Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2002 (File No. 333-235529) as filed on January 15, 2025.

7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2000 (File No. 333-235527) as filed on November 8, 2024.

Signatures

The Registrant, Advisors Disciplined Trust 2264, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor’s Disciplined Trust, Series 10, Series 11 and Series 13; Advisor’s Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803, 814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891, 897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000, 1006, 1015, 1049, 1102, 1146, 1198, 1258, 1309, 1341, 1516, 1609, 1682, 1828, 1856, 1865, 1884, 1900, 1921, 1937, 1951, 1968, 1986, 2011, 2025, 2035, 2040, 2054, 2067, 2082, 2094, 2122, 2134, 2151, 2166, 2181, 2193, 2209, 2225, 2233, 2238, 2242, 2244, 2249, 2261 and 2266 for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2264 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on February 25, 2025.

Advisors Disciplined Trust 2264

By Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 25, 2025 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Scott I. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

Lisa A. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

Christopher T. Genovese	Director of Advisors Asset	)
	Management, Inc.	)

Bart P. Daniel	Director of Advisors Asset	)
	Management, Inc.	)

Clifford D. Corso	Director of Advisors Asset	)
	Management, Inc.	)

Matt Lloyd	Director of Advisors Asset	)
	Management, Inc.	)

Jeffery Opie	Executive Vice President,	)
	Chief Financial Officer of	)
	Advisors Asset Management, Inc.	)

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.